Exhibit 99.1
Notice of Annual Meeting
of Shareholders and
Management Information
Circular
May 7, 2008

Notice of Annual Meeting
of Shareholders of
The Thomson Corporation
DATE
Wednesday, May 7, 2008
TIME
12:00 p.m. (Eastern Daylight Time) / 5:00 p.m. (British Summer Time)
PLACE
Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada
We will also host a video broadcast of this annual meeting at The Reuters Building, South Colonnade, Canary Wharf, London, United Kingdom.
BUSINESS
The business of the meeting will be to:
(i)	receive the consolidated financial statements of The Thomson Corporation for the year ended December 31, 2007 and the auditors’ report on those statements;

(ii)	elect directors;

(iii)	appoint the auditors and authorize the directors to fix the auditors’ remuneration; and

(iv)	transact any other business properly brought before the meeting and any adjourned or postponed meeting.
At the meeting, you will have an opportunity to hear about our 2007 performance and plans for Thomson Reuters going forward. The management information circular included with this notice is your guide to the business to be considered at the meeting.
RECORD DATE
You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you were a holder of our common shares as of 5:00 p.m. (EDT) on March 27, 2008.
VOTING
Please vote by proxy on the matters to be considered at the meeting if it is not convenient for you to attend in person. The enclosed proxy form contains instructions on how to complete and send your voting instructions. If you hold your common shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary. Our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 5:00 p.m. (EDT) on Monday, May 5, 2008, or if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays and holidays) before any adjourned or postponed meeting.
If you have any questions or need assistance voting your common shares, please call Computershare Trust Company of Canada, toll-free in Canada and the United States at 1-800-564-6253.
Please visit www.thomson.com for more information.
By order of the Board of Directors,
David W. Binet
Secretary to the Board of Directors
March 28, 2008

Management
Information
Circular
Table of Contents

1	About This Circular and Related Proxy Materials

1	Proposed Reuters Acquisition

2	Voting Information

5	Receiving Annual and Quarterly Financial Statements and Related MD&A

5	Electronic Delivery of Shareholder Communications

6	Principal Shareholder

6	Business of the Meeting

16	Executive Compensation

24	Report on Executive Compensation

35	Report of the Audit Committee

36	Performance Graphs

37	Compensation of Directors

39	Indebtedness of Officers, Directors and Employees

39	Directors’ and Officers’ Indemnification and Insurance

40	Statement of Corporate Governance Practices

47	Share Repurchase Program

48	Additional Information

48	Directors’ Approval

A-1	Annex A – Thomson Reuters Corporate Governance Guidelines

Notice of Annual Meeting
of Shareholders and
Management Information Circular
ABOUT THIS CIRCULAR AND RELATED PROXY MATERIALS
We are providing this circular and proxy materials to you in connection with our annual meeting of shareholders to be held on Wednesday, May 7, 2008. As a shareholder, you are invited to attend the meeting. If you are unable to attend, you may still vote. If our acquisition of Reuters Group PLC (Reuters) closes as expected on April 17, 2008, this meeting of our company’s shareholders will, for the first time, be held concurrently with a general meeting of shareholders of Thomson Reuters PLC. Please see the “Proposed Reuters Acquisition” section below for more information.
This circular describes the items to be voted on at the meeting and the voting process and provides information about executive compensation, corporate governance practices and other matters.
Please see the “Voting Information” section below for an explanation of how you can vote on the matters to be considered at the meeting, whether or not you decide to attend the meeting.
In this circular, the terms “we”, “us”, “our” and “Thomson” refer to Thomson and its consolidated subsidiaries. The term “Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it.
Unless otherwise indicated, all dollar amounts in this circular are expressed in U.S. dollars, and information is as of March 20, 2008.
PROPOSED REUTERS ACQUISITION
In May 2007, we agreed to acquire Reuters by implementing a dual listed company (DLC) structure. The transaction was approved by the shareholders of each company on March 26, 2008 and was approved by an Ontario court on March 28, 2008. Closing is expected to occur on or about April 17, 2008, subject to receipt of the requisite approval of an English court.
Under the DLC structure, Thomson Reuters will have two parent companies, both of which will be publicly listed.
•	The Thomson Corporation will be renamed Thomson Reuters Corporation; and

•	Thomson Reuters PLC will be a new UK company in which existing Reuters shareholders will receive shares as part of their consideration in the transaction.
These companies will operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC will both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. For more information about the transaction, including a description of the DLC structure, please see our management information circular dated February 29, 2008 relating to our special meeting of shareholders held on March 26, 2008 at which the transaction was approved. The special meeting circular is available on our website, www.thomson.com, the Canadian Securities Administrators’ website, www.sedar.com, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at www.sec.gov.
Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares will ordinarily vote together as a single decision-making body. This joint voting will be accomplished through special voting shares issued by each company and held by a trustee who will exercise the voting rights attached to those shares at meetings of each company’s shareholders so as to give effect to the voting results recorded at the parallel meeting of the other company’s shareholders.
Assuming the proposed Reuters acquisition is completed on April 17, 2008, our annual meeting to be held on May 7, 2008 will be held concurrently with a parallel general meeting of shareholders of Thomson Reuters PLC. The two meetings will be held in Toronto and will be linked by a video conference in London so that shareholders in both locations may attend and speak at the meetings. Because Thomson Reuters will have a sizable number of shareholders in both North America and the United Kingdom, we plan to rotate the location of our shareholder meetings between North America and the United Kingdom each year.

Management
Information
Circular
The business of the meeting will include the election of directors of our company and, assuming the proposed Reuters acquisition is completed prior to the meeting, ratification of the appointment of directors of Thomson Reuters PLC. Upon completion of the transaction, the board of directors of our company and of Thomson Reuters PLC will be reconstituted to include nine of our current directors, five current directors of Reuters and Tom Glocer, who will serve as Chief Executive Officer of Thomson Reuters. Assuming the transaction has been completed prior to the meeting, those are the 15 individuals who will be proposed for election to the board of directors of our company and ratification as directors of Thomson Reuters PLC. In the event that the transaction has not been completed prior to the meeting, all of our current directors will be proposed for re-election to our board of directors. When the transaction is completed, six of these individuals will retire from our board and we will appoint five current directors of Reuters and Tom Glocer to our board. The board of directors of Thomson Reuters PLC will be reconstituted in the same manner. For more information on the director nominees, please see the section of this circular entitled “Business of the Meeting – Election of Directors”.
The following terms in this circular have the following meanings, unless otherwise indicated:
•	“DLC structure” means the dual listed company structure under which Thomson Reuters Corporation, Thomson Reuters PLC and their respective consolidated subsidiaries will operate as a unified group;

•	“Thomson Reuters” refers collectively to Thomson Reuters Corporation, Thomson Reuters PLC and their respective consolidated subsidiaries operating as a unified group pursuant to the DLC structure;

•	“Thomson Reuters board” refers to the board of directors of each of Thomson Reuters Corporation and Thomson Reuters PLC; and

•	“Thomson Reuters business” refers to the business to be operated by Thomson Reuters.
VOTING INFORMATION
WHAT IS THE BUSINESS OF THE MEETING?
At the meeting, shareholders will be asked to vote on two items of business: (1) the election of directors of our company and, assuming the proposed Reuters acquisition is completed prior to the meeting, ratification of the appointment of directors of Thomson Reuters PLC; and (2) the appointment of the Canadian firm of PricewaterhouseCoopers LLP as our auditors and, assuming the proposed Reuters acquisition is completed prior to the meeting, of the UK firm of PricewaterhouseCoopers LLP as auditors of Thomson Reuters PLC and, in each case, the authorization of the directors to fix the auditors’ remuneration.
We are not aware of any other matters to be considered at the meeting. However, you may also vote on any other business that may properly come before the meeting.
WHO CAN VOTE AT THE MEETING?
Holders of our company’s common shares as of 5:00 p.m. (EDT) on March 27, 2008 are entitled to vote at the meeting or any adjourned or postponed meeting. Each common share is entitled to one vote. As of March 20, 2008, there were 640,333,132 common shares outstanding.
Assuming the proposed Reuters acquisition is completed prior to the meeting, the holder of our special voting share will be entitled to vote together with the holders of our company’s common shares on all matters considered at the meeting.
HOW MANY VOTES ARE REQUIRED FOR APPROVAL?
A simple majority of votes cast, in person or by proxy, is required to approve each of the items of business specified in the notice of meeting which accompanies this circular. Assuming the proposed Reuters acquisition is completed prior to the meeting, the simple majority will be based on the votes cast by both the holders of our common shares and the holder of our special voting share.

HOW WILL MY VOTES BE REFLECTED AT THE PARALLEL MEETING OF THOMSON REUTERS PLC’S SHAREHOLDERS?
All of the matters to be considered at the meeting are “joint electorate actions” on which holders of our company’s common shares and Thomson Reuters PLC ordinary shares will vote together as a single decision-making body. Voting will work as follows:
•	For every vote you cast at the meeting, whether in person or by proxy, an equivalent vote will be cast on the corresponding matter at the parallel meeting of Thomson Reuters PLC’s shareholders through the exercise of the special voting share issued by Thomson Reuters PLC; and

•	For every vote cast at the parallel meeting of Thomson Reuters PLC’s shareholders, whether in person or by proxy, an equivalent vote will be cast on the corresponding resolution at our meeting through the exercise of the special voting share issued by our company.
HOW DO I VOTE AT THE MEETING?
You should first determine whether you are a registered shareholder of our company or a non-registered shareholder.
•	You are a registered shareholder if your name appears on your share certificates, or if you hold your common shares in book-entry form on the records of our transfer agent, Computershare Trust Company of Canada (Computershare). If you are a registered shareholder, you can vote either in person at the meeting or by submitting your voting instructions by proxy, which means that you give another person authority to vote on your behalf.

•	You are a non-registered shareholder if your name does not appear on your share certificates or if you hold your common shares in book-entry form through an intermediary. For example, you are a non-registered shareholder if your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian.
IF I AM A REGISTERED SHAREHOLDER, HOW DO I VOTE IN PERSON?
You do not need to do anything except attend the meeting. Do not complete or return the proxy form, as your vote will be taken at the meeting. You should register with representatives of Computershare when you arrive at the meeting. If you wish to vote common shares registered in the name of a legal entity, that entity must submit a properly executed proxy form to Computershare by the proxy cut-off time which appoints you to vote the common shares on its behalf.
IF I AM A REGISTERED SHAREHOLDER, HOW DO I VOTE BY PROXY?
If it is not convenient for you to attend the meeting, you may vote by proxy on the matters to be considered at the meeting in one of two ways.
•	You may authorize the directors of our company who are named on the enclosed proxy form to vote your common shares as your proxyholder. If you choose this option, you can give voting instructions by mail, telephone or through the Internet. Please refer to your proxy form for instructions.

•	You may appoint another person to attend the meeting on your behalf and vote your common shares as your proxyholder. If you choose this option, you can appoint your proxy by mail or through the Internet. If you mail the proxy form, you must print that person’s name in the blank space provided on the back of the enclosed proxy form and you should indicate how you want your common shares voted. Sign, date and return the proxy form in the envelope provided. If you vote through the Internet, you may also appoint another person to be your proxyholder. You may choose anyone to be your proxyholder; the person does not have to be another shareholder. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare when they arrive at the meeting.
Please remember that your proxy or voting instructions must be received by 5:00 p.m. (EDT) on Monday, May 5, 2008, or, if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays and holidays) before any adjourned or postponed meeting.
IF I AM A NON-REGISTERED SHAREHOLDER, HOW DO I VOTE MY COMMON SHARES?
As mentioned above, you are a non-registered shareholder if your common shares are held in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian).
There are two ways to vote your common shares.

Management
Information
Circular
•	In person. If you wish to attend the meeting and vote in person, you should do one of the following:
o	If you have received a proxy form from your intermediary, insert your own name in the blank space provided on the proxy form to appoint yourself as proxyholder. If the intermediary has not signed the proxy form, you must sign and date it. Follow your intermediary’s instructions for returning the proxy form; or

o	If you have received a voting instruction form from your intermediary, follow your intermediary’s instructions for completing the form.
•	By proxy. If it is not convenient for you to attend the meeting, you should do one of the following:
o	If you received a proxy form from your intermediary, you may vote by authorizing the directors named on the proxy form to vote your common shares as your proxyholder. If you choose this option, you may complete the proxy form by indicating how you want your common shares to be voted. If the intermediary has not signed the proxy form, you must sign and date it. Return the completed proxy form as instructed on the form. Alternatively, you may appoint another person to attend the meeting on your behalf and vote your common shares by printing that person’s name in the blank space on the proxy form and indicating how you want your common shares to be voted. The person you choose does not have to be another shareholder. The person named on the proxy form must attend the meeting and vote on your behalf in order for your votes to be counted; or

o	If you have received a voting instruction form from your intermediary, follow your intermediary’s instructions for completing the form.
HOW WILL MY COMMON SHARES BE VOTED IF I APPOINT A PROXYHOLDER?
Your proxyholder must vote your common shares on each matter according to your instructions if you have properly completed and returned a proxy form. If you have not specified how to vote on a particular matter, then your proxyholder can vote your common shares as he or she sees fit. If you have appointed our company’s directors named on the enclosed proxy form as your proxyholder, and you have not specified how you want your common shares to be voted, your shares will be voted FOR each of the items of business described in his circular.
WHAT HAPPENS IF ANY AMENDMENTS ARE MADE TO THE RESOLUTIONS TO BE CONSIDERED OR IF OTHER MATTERS ARE PROPERLY BROUGHT BEFORE THE MEETING?
Your proxyholder will have discretionary authority to vote your common shares as he or she sees fit. As of the date of this circular, management knows of no such amendment, variation or other matter expected to come before the meeting.
IF I CHANGE MY MIND, HOW DO I REVOKE MY PROXY OR VOTING INSTRUCTIONS?
If you are a registered shareholder and you have returned a proxy form or have given voting instructions, you may revoke them in any of the following ways:
•	By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare at any time before 5:00 p.m. (EDT) on Monday, May 5, 2008, or, if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays and holidays) before any adjourned or postponed meeting;

•	By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:
o	To the offices of Computershare at any time before 5:00 p.m. (EDT) on Tuesday, May 6, 2008, or, if the meeting is adjourned or postponed, the business day before any adjourned or postponed meeting; or

o	To the Chair of the meeting before the meeting starts; or

•	In any other manner permitted by law.
If you are a non-registered shareholder, you may revoke a proxy or voting instructions (or a waiver of the right to receive meeting materials and to vote) given to your intermediary at any time by written notice to the intermediary, provided that the revocation is received by the intermediary at least seven days before the meeting. If your revocation is not received by that time, your intermediary is not required to act on it.

WHO IS SOLICITING MY PROXY?
Our company’s management is soliciting your proxy for use at the meeting and any adjourned or postponed meeting. Management is soliciting proxies by mail and our employees may also solicit them personally. We are paying all costs of solicitation.
IS MY VOTE CONFIDENTIAL?
Yes. Computershare independently counts and tabulates the proxies to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where a shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy or where it is necessary to do so to meet applicable legal requirements.
RECEIVING ANNUAL AND QUARTERLY FINANCIAL STATEMENTS AND RELATED MD&A
Our annual and quarterly reports and earnings releases are available in the “Investor Relations” section of our website, www.thomson.com. Please also see the next section of this circular entitled “Electronic Delivery of Shareholder Communications” for information about how to sign up for electronic delivery of these reports and other shareholder communications.
Our annual and quarterly reports include our annual consolidated financial statements and related management’s discussion and analysis (MD&A). Following completion of the proposed Reuters acquisition, the primary financial statements for shareholders of Thomson Reuters will be our company’s consolidated financial statements, which will account for Thomson Reuters PLC as a subsidiary. If the transaction closes as expected on April 17, 2008, the first financial statements and MD&A to be released for Thomson Reuters will be for the second quarter and six months ended June 30, 2008. On May 1, 2008, Thomson Reuters plans to announce certain historical Thomson and Reuters results for the first quarter ended March 31, 2008.
•	If you are a registered shareholder of our company, you must mark the request box on your form of proxy in order to receive next year’s annual report and/or quarterly reports for the next year.

•	If you are a non-registered shareholder of our company and hold your interests through a Canadian intermediary, you must mark the request box on your voting instruction form/proxy form in order to receive next year’s annual report and/or quarterly reports for the next year. If you are a non-registered shareholder and hold your interests through a U.S. intermediary, you must complete and return the request form included in your proxy package in order to receive next year’s annual report and/or quarterly reports for the next year.
ELECTRONIC DELIVERY OF SHAREHOLDER COMMUNICATIONS
DOES THOMSON PROVIDE ELECTRONIC DELIVERY OF SHAREHOLDER COMMUNICATIONS?
Yes. Electronic delivery is a voluntary program for our registered and non-registered shareholders. Under this program, an e-mail notification is sent advising you that documents (such as this circular) that must be delivered under applicable securities law are available on our website. We believe that electronic delivery benefits the environment and reduces our costs.
HOW CAN I ENROLL FOR ELECTRONIC DELIVERY OF SHAREHOLDER COMMUNICATIONS?
If you are a registered shareholder, please go to www.computershare.com and click “Enroll for e-delivery” under the “Shareholder Services” menu. You will need your Holder Account Number and postal/zip code. You can find your Holder Account Number on the proxy form provided in your package.
For most non-registered shareholders, please go to www.investordelivery.com for more instructions and to register. You will need your Enrollment Number/Control Number. You can find this number on the voting instruction form/proxy form provided in your package.

Management
Information
Circular
PRINCIPAL SHAREHOLDER
On March 20, 2008, Woodbridge beneficially owned 450,611,770 of our common shares or approximately 70% of our outstanding common shares. Following completion of the proposed Reuters acquisition, holders of our common shares and Thomson Reuters PLC ordinary shares will ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense will have voting interests in Thomson Reuters. Based on the issued share capital of our company and of Reuters as of March 20, 2008, following completion of the proposed Reuters acquisition, Woodbridge will have an economic and voting interest in Thomson Reuters of approximately 53% and will be the principal and controlling shareholder of Thomson Reuters.
Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson, has other substantial investments.
Prior to his passing in June 2006, Kenneth R. Thomson controlled Thomson through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.
Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of our common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.
Note 22 to our 2007 consolidated financial statements provides information on certain transactions that we entered into with Woodbridge and certain of its affiliates in 2006 and 2007.
To the knowledge of our company, no other person beneficially owns, directly or indirectly, 10% or more of our common shares.
BUSINESS OF THE MEETING
FINANCIAL STATEMENTS
Our consolidated financial statements for the year ended December 31, 2007 are included in our annual report. A copy of our annual report is also available in the “Investor Relations” section of our website, www.thomson.com.
ELECTION OF DIRECTORS
At the meeting, 15 individuals are proposed to be elected to the board of directors of our company and, assuming the proposed Reuters acquisition is completed prior to the meeting, to be ratified as directors of Thomson Reuters PLC. Each director elected will continue to hold office until the next annual meetings of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.
The persons named in the enclosed proxy intend to vote FOR the election of the following nine nominees to the board of directors of our company and, assuming the proposed Reuters acquisition has been completed prior to the meeting, the ratification of these nominees as directors of Thomson Reuters PLC: David Thomson, W. Geoffrey Beattie, Mary Cirillo, Steven A. Denning, Roger L. Martin, Vance K. Opperman, John M. Thompson, Peter J. Thomson and John A. Tory. All of these individuals are currently directors of our company and have been nominated by our company to serve on the Thomson Reuters board.
Assuming the proposed Reuters acquisition is completed prior to the meeting, the persons named in the enclosed proxy intend to vote FOR the election or ratification, as applicable, of the following six additional nominees: Niall FitzGerald, Tom Glocer, Lawton Fitt, Sir Deryck Maughan, Ken Olisa and Richard L. Olver. All of these individuals are currently directors of Reuters. Mr. Glocer will be the Chief Executive Officer of Thomson Reuters and the other five individuals have been nominated by Reuters to serve on the Thomson Reuters board.

In the event that the proposed Reuters acquisition has not been completed prior to the meeting, the persons named in the enclosed proxy intend to vote FOR the re-election of the following six additional nominees: Ron D. Barbaro, Robert D. Daleo, Richard J. Harrington, V. Maureen Kempston Darkes, Michael J. Sabia and Richard M. Thomson. All of these individuals are currently directors of our company. Upon completion of the transaction, these individuals will retire from our company’s board and Ms. Fitt and Messrs. FitzGerald, Glocer, Maughan, Olisa and Olver will be appointed to serve on the initial Thomson Reuters board.
Our company’s management does not believe that any of the nominees will be unable to serve as a director but, if this should occur for any reason prior to the meeting, the persons named in the enclosed proxy form may vote for another nominee at their discretion.
Nominee information. The following provides information as of March 20, 2008 regarding the director nominees as described above and, in the case of nominee directors for the Thomson Reuters board, includes information about the Thomson Reuters board committees on which they are expected to serve. This information is included together with the nominees’ place of residence, age, year first elected or appointed as a director, status as independent or non-independent, principal occupation and other current directorships. The following also provides the number of our common shares and Reuters ordinary shares beneficially owned directly or indirectly by them, or over which they exercised control or direction, and the number of restricted share units (RSUs), deferred share units (DSUs) and options of Thomson or the number of long term incentives and options of Reuters held by, or credited to, them, in each case as of March 20, 2008. Information regarding our common shares beneficially owned does not include shares that may be obtained through the exercise or vesting of options, RSUs or DSUs. Information as to shares beneficially owned or under control or direction is not within the knowledge of our company and has been provided to us by each nominee.
Nominees

David Thomson1
Age: 50
Toronto, Ontario, Canada
Thomson director since 1988
Non-independent

Thomson Reuters Board/committee membership	Thomson securities held[2]
Board of Directors	Common shares: 6,070
RSUs: 0
Other public board memberships	DSUs: 0
None	Options: 0
David Thomson is Chairman of Thomson and a Chairman of Woodbridge. Mr. Thomson will be the Chairman of Thomson Reuters.
Previously, Mr. Thomson was a Deputy Chairman of Woodbridge. Mr. Thomson was named Chairman of Thomson in May 2002.

W. Geoffrey Beattie
Age: 48
Toronto, Ontario, Canada
Thomson director since 1998
Non-independent

Thomson Reuters Board/committee membership	Thomson securities held
Board of Directors	Common shares: 200,500
Corporate Governance Committee	RSUs: 116,103
Human Resources Committee	DSUs: 0
Options: 200,000
Other public board memberships
Royal Bank of Canada
W. Geoffrey Beattie is Deputy Chairman of Thomson and President of Woodbridge. Mr. Beattie will be a Deputy Chairman of Thomson Reuters. Mr. Beattie was named Deputy Chairman of Thomson in 2000.
Mr. Beattie is currently a member of the Thomson Corporate Governance and Human Resources Committees.

1	David Thomson and Peter Thomson, who is also a director nominee, are brothers.

2	Mr. Thomson also beneficially owns 5,000 ordinary shares of Reuters.

Management
Information
Circular

Mary Cirillo
Age: 60
New York, New York,
United States
Thomson director since 2005
Independent

Thomson Reuters Board/committee membership	Thomson securities held
Board of Directors	Common shares: 0
Corporate Governance Committee	RSUs: 0
Human Resources Committee	DSUs: 7,159
Options: 0
Other public board memberships
Healthcare Property Investors, Inc.
DealerTrack Holdings, Inc.
ACE Ltd.
Mary Cirillo is a corporate director. Ms. Cirillo was Chair and Chief Executive Officer of Opcenter, LLC, an Internet consulting firm, from 2000 to 2003. Prior to that, Ms. Cirillo was Chief Executive Officer of Global Institutional Services at Deutsche Bank.
Ms. Cirillo is currently a member of the Thomson Corporate Governance Committee.

Steven A. Denning
Age: 59
Greenwich, Connecticut,
United States
Thomson director since 2000
Independent

Thomson Reuters Board/committee membership	Thomson securities held
Board of Directors	Common shares: 20,000
Human Resources Committee	RSUs: 0
DSUs: 17,213
Other public board memberships	Options: 0
Hewitt Associates Inc.
IHS, Inc.
Eclipsys Corporation
Genpact Limited
Steven Denning is Chairman of General Atlantic LLC, a private equity investment firm.
Mr. Denning is currently the Chair of the Thomson Human Resources Committee.

Roger L. Martin
Age: 51
Toronto, Ontario, Canada
Thomson director since 1999
Independent

Thomson Reuters Board/committee membership	Thomson securities held
Board of Directors	Common shares: 6,000
Audit Committee	RSUs: 0
DSUs: 18,207
Other public board memberships	Options: 0
Research in Motion Limited
Roger Martin is Dean of the Joseph L. Rotman School of Management at the University of Toronto, a post-secondary educational institution.
Mr. Martin is currently a member of the Thomson Audit Committee.

Vance K. Opperman
Age: 65
Minneapolis, Minnesota,
United States
Thomson director since 1996
Independent

Thomson Reuters Board/committee membership	Thomson securities held
Board of Directors	Common shares: 50,000
Audit Committee	RSUs: 0
DSUs: 23,037
Other board memberships	Options: 0
DeCare Dental LLC
Blue Cross/Blue Shield of Minnesota
Avenet LLC
Vance Opperman is President and Chief Executive Officer of Key Investment, Inc., a holding company. Previously, Mr. Opperman was President of West Publishing Company.
Mr. Opperman is currently Chair of the Thomson Audit Committee.

John M. Thompson
Age: 65
Toronto, Ontario, Canada
Thomson director since 2003
Independent

Thomson Reuters Board/committee membership	Thomson securities held
Board of Directors	Common shares: 2,500[3]
Audit Committee	RSUs: 0
Corporate Governance Committee	DSUs: 13,436
Options: 0
Other public board memberships
The Toronto-Dominion Bank
Royal Philips Electronics N.V.
John Thompson is Chairman of the Board of The Toronto-Dominion Bank, a financial institution. Mr. Thompson was Vice Chairman of the Board of IBM until 2002.
Mr. Thompson is currently Chair of the Thomson Corporate Governance Committee and a member of the Thomson Audit Committee.

Peter J. Thomson4
Age: 42
Toronto, Ontario, Canada
Thomson director since 1995
Non-independent

Thomson Reuters Board/committee membership	Thomson securities held
Board of Directors	Common shares: 0
RSUs: 0
Other public board memberships	DSUs: 1,553
None	Options: 0
Peter Thomson is a Chairman of Woodbridge.

John A. Tory
Age: 78
Toronto, Ontario, Canada
Thomson director since 1978
Non-independent

Thomson Reuters Board/committee membership	Thomson securities held
Board of Directors	Common shares: 501,670
Human Resources Committee	RSUs: 0
DSUs: 2,726
Other public board memberships	Options: 0
Rogers Communications Inc.
John Tory is a director of Woodbridge and was President of Woodbridge from 1973 to 1998 and Deputy Chairman of Thomson from 1978 to 1997.
Mr. Tory is currently a member of the Thomson Human Resources Committee.

3	In addition, Mrs. J.M. Thompson owned 300 common shares as of March 20, 2008.

4	Peter Thomson and David Thomson, who is also a director nominee, are brothers.

Management
Information
Circular
Additional Nominees if Reuters Acquisition Has Been Completed

Niall FitzGerald, KBE
Age: 62
London, United Kingdom
Reuters director since 2003
Independent

Thomson Reuters Board/committee membership	Reuters securities held
Board of Directors	Ordinary shares: 80,000
Corporate Governance Committee	Long-term incentives: 0
Human Resources Committee	Options: 0

Other public board memberships
None
Niall FitzGerald, KBE, is Chairman of Reuters. Mr. FitzGerald will be a Deputy Chairman of Thomson Reuters.
Mr. FitzGerald has been Chairman of Reuters since 2004. Mr. FitzGerald was Chairman and Chief Executive Officer of Unilever from 1996 until his retirement in 2004.
Mr. FitzGerald is currently Chair of the Reuters Nominations Committee.

Tom Glocer
Age: 48
New York, New York,
United States
Reuters director since 2000
Non-independent

Thomson Reuters Board/committee membership	Reuters securities held
Board of Directors	Ordinary shares: 1,889,515
Long-term incentives: 1,000,000
Other public board memberships	Options: 3,997,262
Merck & Co., Inc.
Tom Glocer is currently the Chief Executive Officer of Reuters. Mr. Glocer will be Chief Executive Officer of Thomson Reuters.
Mr. Glocer joined Reuters in 1993 and has held a number of key leadership positions during his Reuters career, including Chief Executive Officer of Reuters Information and President and Senior Company Officer, Reuters America. In 2001, he became Chief Executive Officer of Reuters.

Lawton Fitt
Age: 54
New York, New York,
United States
Reuters director since 2004
Independent

Thomson Reuters Board/committee membership	Reuters securities held
Board of Directors	Ordinary shares: 25,000
Audit Committee	Long-term incentives: 0
Options: 0
Other public board memberships
CIENA Corporation
Overture Acquisitions Corp.
Lawton Fitt is a corporate director. From October 2002 to March 2005, Ms. Fitt served as Secretary (CEO) of the Royal Academy of Arts in London. From 1979 to October 2002, Ms. Fitt was an investment banker with Goldman Sachs & Co., where she was a partner from 1994 to October 2002, and a managing director from 1996 to October 2002.
Ms. Fitt is currently Chair of the Reuters Audit Committee.

Sir Deryck Maughan
Age: 60
New York, New York,
United States
Reuters director since 2005
Independent

Thomson Reuters Board/committee membership	Reuters securities held
Board of Directors	Ordinary shares: 0
Corporate Goverance Committee	Long-term incentives: 0
Options: 0
Other public board memberships
GlaxoSmithKline plc
BlackRock Inc.
Sir Deryck Maughan is a Managing Director of Kohlberg Kravis Roberts & Co. Sir Deryck was Chairman and Chief Executive Officer of Citigroup International until 2004.
Sir Deryck is currently a member of the Reuters Remuneration Committee.

Ken Olisa
Age: 56
London, United Kingdom
Reuters director since 2004
Independent

Thomson Reuters Board/committee membership	Reuters securities held
Board of Directors	Ordinary shares: 2,550
Audit Committee	Long-term incentives: 0
Options: 0
Other public board memberships
Open Text Corporation
Eurasian Natural Resources Corporation PLC
Ken Olisa is the founder and Chairman of Restoration Partners Limited, a boutique technology merchant bank. Mr. Olisa was Chairman of Interregnum plc from 2000 to 2006 and Chief Executive Officer since its inception in 1992.
Mr. Olisa is currently a member of the Reuters Audit Committee.

Richard L. Olver5
Age: 61
London, United Kingdom
Reuters director since 1997
Independent

Thomson Reuters Board/committee membership	Reuters securities held
Board of Directors	Ordinary shares: 10,000
Human Resources Committee	Long-term incentives: 0
Options: 0
Other public board memberships
BAE Systems PLC
Richard Olver is Chairman of BAE Systems PLC, a global defence and aerospace company. Mr. Olver was Deputy Group Chief Executive of BP PLC until 2004. He was also Chief Executive Officer of BP Exploration and Production Division between 1998 and 2002.
Mr. Olver is currently a member of the Reuters Audit and Nominations Committees.

5	Mr. Olver was a director of AOA Sidanco from June 1998 to June 1999. On January 28, 1999, AOA Sidanco filed for bankruptcy protection and subsequently came out of bankruptcy to merge with TNK to form TNK-BP Ltd.

Management
Information
Circular
Additional Nominees if Reuters Acquisition Has Not Been Completed

Ron D. Barbaro
Age: 76
Toronto, Ontario, Canada
Thomson director since
1993 Independent

Other public board memberships	Thomson securities held
The Brick Group Income Fund	Common shares: 25,000
Northbridge Financial Corporation	RSUs: 0
TransGlobal Life Insurance Company	DSUs: 15,809
Options: 0
Ron D. Barbaro is Chairman of The Brick Group Income Fund, a retail company, and is currently a member of the Thomson Audit and Corporate Governance Committees. Mr. Barbaro will retire from the Thomson board of directors upon completion of the proposed Reuters acquisition.
Prior to 2004, Mr. Barbaro was Chairman and Chief Executive Officer of the Ontario Lottery and Gaming Corporation.

Robert D. Daleo
Age: 58
Alpine, New Jersey,
United States
Thomson director since
2001 Non-independent

Other public board memberships	Thomson securities held
Equifax Inc.	Common shares: 4,921
RSUs: 176,676
DSUs: 67,869
Options: 873,830
Robert D. Daleo is currently Executive Vice President and Chief Financial Officer of Thomson. Mr. Daleo will retire from the Thomson board of directors and will be Chief Financial Officer of Thomson Reuters upon completion of the proposed Reuters acquisition.
Mr. Daleo began his career with Thomson in January 1994 when he joined Thomson Newspapers as Senior Vice President and Chief Financial Officer. In November 1998, Mr. Daleo became Chief Financial Officer of Thomson.

Richard J. Harrington
Age: 61
Westport, Connecticut,
United States
Thomson director since
1993 Non-independent

Other public board memberships	Thomson securities held
Xerox Corporation	Common shares: 15,100
RSUs: 257,606
DSUs: 490,506
Options: 2,501,700
Richard J. Harrington is currently President and Chief Executive Officer of Thomson. Mr. Harrington will retire from the Thomson board of directors and from his position as Thomson’s President and Chief Executive Officer upon completion of the proposed Reuters acquisition.
Mr. Harrington joined Thomson in 1982. He has held a number of key leadership positions during his Thomson career, including President and Chief Executive Officer of Thomson Newspapers. In October 1997, he became President and Chief Executive Officer of Thomson.

V. Maureen
Kempston Darkes, O.C.
Age: 59
Miami, Florida, United States
Thomson director since 1996
Independent

Other public board memberships	Thomson securities held
Canadian National Railway Company	Common shares: 500
RSUs: 0
DSUs: 18,900
Options: 0
V. Maureen Kempston Darkes, O.C., is Group Vice President, General Motors Corporation and President of GM Latin America, Africa and the Middle East, an automobile manufacturer. Ms. Kempston Darkes is currently a member of the Thomson Corporate Governance and Human Resources Committees. Ms. Kempston Darkes will retire from the Thomson board of directors upon completion of the proposed Reuters acquisition.
Previously, Ms. Kempston Darkes was President and General Manager of General Motors of Canada Limited.

Michael J. Sabia6
Age: 54
Montreal, Quebec, Canada
Thomson director since 2006
Independent

Other public board memberships	Thomson securities held
BCE Inc.	Common shares: 0
Bell Canada	RSUs: 0
Clearwire Corporation	DSUs: 3,600
Bell Aliant Regional Communications	Options: 0
Michael J. Sabia is President and Chief Executive Officer of BCE Inc. as well as Chief Executive Officer of Bell Canada, both of which are communications companies. Mr. Sabia is currently a member of the Thomson Human Resources Committee. Mr. Sabia will retire from the Thomson board of directors upon completion of the proposed Reuters acquisition.

Richard M. Thomson, O.C.7
Age: 74
Toronto, Ontario, Canada
Thomson director since 1984
Independent

Other public board memberships	Thomson securities held
Nexen Inc.	Common shares: 31,700
RSUs: 0
DSUs: 23,461
Options: 0
Richard M. Thomson, O.C. is a corporate director of Thomson and is currently a member of the Thomson Audit Committee and Human Resources Committee. Mr. Thomson will retire from the Thomson board of directors upon completion of the proposed Reuters acquisition.

Previously, Mr. Thomson was Chairman and Chief Executive Officer of The Toronto-Dominion Bank.

6	Mr. Sabia was a director and officer of Teleglobe Communications Corporation and Teleglobe Inc. from February 2002 to April 2002. In May 2002, both of these companies filed for bankruptcy protection under the Companies’ Creditors Arrangement Act (Canada) and Chapter 11 of the U.S. Bankruptcy Code.

7	Richard M. Thomson is not related to David Thomson and Peter Thomson.

Management
Information
Circular
DSUs. For more information on DSUs held by our non-management directors, please see the section of this circular entitled “Compensation of Directors”. Messrs. Harrington and Daleo hold their DSUs under our deferred compensation plan. Options and RSUs are issued under our stock incentive plan. For more information on our deferred compensation plan and stock incentive plan, please see the section of this circular entitled “Report on Executive Compensation”.
Majority voting. In February 2007, our board adopted a policy which provides that if a director does not receive the support of a majority of the votes cast at the annual meeting of shareholders, the director will tender his or her resignation to the Chairman of our board, to be effective when accepted by the board. The Corporate Governance Committee will consider the director’s offer to resign and make a recommendation to the board as to whether to accept it. The board will have 90 days from the annual meeting to make and publicly disclose its decision. Following completion of the proposed Reuters acquisition, a similar policy will apply to directors serving on the Thomson Reuters board.
APPOINTMENT OF AUDITORS
It is recommended that the Canadian firm of PricewaterhouseCoopers LLP be appointed as the auditors of our company and, assuming the proposed Reuters acquisition is completed prior to the meeting, that the UK firm of PricewaterhouseCoopers LLP be appointed as auditors of Thomson Reuters PLC, each to hold office until the next annual meetings of shareholders of Thomson Reuters. It is also recommended that the directors be authorized to fix the auditors’ remuneration. PricewaterhouseCoopers LLP (Canada) have been Thomson’s auditors since its incorporation in 1977 and PricewaterhouseCoopers LLP (UK) have been Reuters’ auditors since 1988.
Fees payable by our company to PricewaterhouseCoopers LLP (Canada) and its affiliates for the years ended December 31, 2007 and 2006 were as follows:

(in millions of U.S. dollars)	2007	2006

Audit fees	$13.7	$21.1
Audit-related fees	19.0	11.5
Tax fees	10.9	7.4
All other fees	0.2	0.1

Total	$43.8	$40.1

Fees payable by Reuters to PricewaterhouseCoopers LLP (UK) and its affiliates for the years ended December 31, 2007 and 2006 were as follows:

(in millions of pounds)	2007	2006

Audit fees	£4.4	£3.9
Audit-related fees	0.2	0.4
Tax fees	0.7	1.0
All other fees	3.5	0.2

Total	£8.8	£5.5

The following are descriptions of fees payable by our company to PricewaterhouseCoopers LLP in 2007 and 2006.
Audit Fees
These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, and services that generally only the independent auditors can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with securities regulatory authorities.
Audit-related Fees
These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included advisory services related to internal control over financial reporting, audits of various employee benefit plans, transaction due diligence, subsidiary audits and other services related to acquisitions and dispositions.
Tax Fees
Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, customs and duties, and restructurings, mergers and acquisitions.
All Other Fees
Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services included:
•	authoring content for inclusion in certain of our products and services; and

•	French translations of our financial statements, MD&A and financial information included in our prospectuses and other offering documents.
Pre-approval Policies and Procedures
Our Audit Committee is responsible for overseeing the work of the independent auditors and considers whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee. The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved. Senior management periodically provides the Audit Committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. The Audit Committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting.
Following completion of the proposed Reuters acquisition, the Audit Committee of Thomson Reuters will adopt a similar policy regarding pre-approval of all audit and permissible non-audit services to be performed by the independent auditors.
For the year ended December 31, 2007, none of our audit-related, tax or all other fees described above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X or Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

Management
Information
Circular
EXECUTIVE COMPENSATION
This section describes our executive compensation for the year ended December 31, 2007. For information on executive compensation policies and practices relating to Thomson Reuters following completion of the proposed Reuters acquisition, please see the “Report on Executive Compensation” section of this circular.
SUMMARY COMPENSATION TABLE
The following table discloses compensation earned during the last three years by Thomson’s President and Chief Executive Officer, Chief Financial Officer and next three most highly compensated executive officers who were serving as executive officers as of December 31, 2007. In this section, these individuals are referred to as the named executive officers. All dollar amounts are in U.S. dollars unless otherwise indicated.

		Annual compensation			Long-term compensation
					Awards		Payouts
					Securities	Shares or
				Other annual	under	units subject		All other
				compen-	options/SARs	to resale	LTIP	compen-
Name and principal position	Year	Salary ($)[1]	Bonus ($)[2]	sation ($)[3]	granted (#)[4]	restrictions ($)[5]	payouts ($)[6]	sation ($)[7]

Richard J. Harrington	2007	1,445,654	1,524,116	229,600	221,700	2,540,152	1,706,400	439,042
President and	2006	1,420,000	1,662,820	258,602	265,000	1,921,500	1,551,286	419,634
Chief Executive Officer of Thomson	2005	1,372,000	1,413,160	267,992	—	—	1,200,259	224,306
Robert D. Daleo	2007	853,269	1,352,460	118,460	130,830	892,037	1,007,200	183,482
Executive Vice President	2006	838,000	981,298	128,931	—	1,573,709	914,870	122,750
and Chief Financial Officer of Thomson	2005	810,000	834,300	150,663	125,000	—	706,212	124,125
James C. Smith[8]	2007	784,615	1,243,450	58,505	120,310	820,435	807,000	46,715
Executive Vice President	2006	625,000	731,875	63,195	—	1,441,109	662,226	6,710
and Chief Operating Officer of Thomson	2005	592,500	610,275	66,761	100,000	507,650	497,216	7,003
Michael E. Wilens[9]	2007	784,615	1,243,450	44,024	120,310	820,435	1,486,366	102,928
Executive Vice President	2006	736,549	862,498	81,425	—	1,800,446	1,336,174	6,600
and Chief Technology Officer of Thomson	2005	693,000	691,268	22,162	75,000	—	1,027,939	7,340
Sharon T. Rowlands[10]	2007	819,433	1,671,000	45,997	94,230	642,710	1,600,334	138,705
President and	2006	805,000	1,015,105	111,592	—	1,264,347	1,425,561	94,530
Chief Executive Officer of Thomson Financial	2005	760,000	787,605	195,768	125,000	854,750	1,076,427	585,581

1	2007 salary amounts for each named executive officer reflect one less week of earnings compared to previous years due to the adoption in 2007 of a new payroll cycle.

2	Annual cash bonus payouts are with respect to performance during the year shown. Payouts are typically made in the first quarter after the end of the year, following certification of the achievement of applicable performance goals. Annual bonus amounts for Messrs. Daleo, Smith and Wilens also include the value of time-based RSUs awarded to each of them in the first quarter of 2008, based on our company’s financial performance in 2007. In 2007, the Human Resources Committee decided to enhance the annual bonus opportunities for these named executive officers through the ability for each of them to receive a payout in the form of RSUs. The number and value of these RSUs, based on the closing price of our common shares on the New York Stock Exchange on the date of the grant multiplied by the number of units granted, were 12,240 RSUs valued at $452,880 for Mr. Daleo; 11,250 RSUs valued at $416,250 for Mr. Smith; and 11,250 RSUs valued at $416,250 for Mr. Wilens. These RSUs will vest on March 14, 2011. For more information on these special RSU grants, please see the “Annual Incentive Bonus” subsection of the “Report on Executive Compensation” section of this circular.

3	Mr. Harrington received life insurance-related tax reimbursements of $109,794 in 2007, $118,906 in 2006 and $114,807 in 2005. Mr. Daleo received life insurance-related tax reimbursements of $61,400 in 2007, $66,076 in 2006 and $64,326 in 2005. Mr. Daleo also received $37,712 in 2005 for reimbursement of club dues. Mr. Smith received tax preparation and financial planning assistance of $18,117 in 2007, $17,467 in 2006 and $17,957 in 2005. Mr. Smith also received use of a leased car valued at $16,500 in 2007, $16,300 in 2006 and $22,986 in 2005. Mr. Wilens received tax preparation and financial planning assistance of $23,341 in 2007 and $17,162 in 2005. Mr. Wilens also received $42,803 in 2006 related to his relocation to our corporate headquarters. Ms. Rowlands received tax preparation and financial planning assistance of $22,573 in 2007 and $21,887 in 2006. Ms. Rowlands received $11,932 in 2007 of executive medical benefits and $86,022 in 2005 for reimbursement of travel and commuting expenses. Ms. Rowlands received tax reimbursements related to her children’s private school tuition of $79,008 and $76,009 in 2006 and 2005, respectively.

4	In February 2006, we granted Mr. Harrington 265,000 options. Mr. Harrington ordinarily would have received options in December 2005 as part of our annual grant, but the Human Resources Committee of the Board of Directors required additional time to formulate a new long-term incentive plan design. No other named executive officers received options or phantom stock units (SARs) in 2006, as the Human Resources Committee decided to change the timing for our annual grant from December 2006 to February 2007.

5	Amounts represent the dollar value of RSUs issued during 2007, 2006 and 2005, based on the closing price of our common shares on the New York Stock Exchange on the grant dates multiplied by the number of RSUs granted.

In 2007 and 2006, we granted performance RSUs (PRSUs) as part of our long-term incentive program. For our named executive officers, PRSUs represent 50% of the long-term incentive award, with the remaining 50% granted in the form of stock options. PRSUs granted in 2007 and 2006 vest in March 2010 and March 2009, respectively, and entitle the holder to receive Thomson common shares. For more information on PRSUs granted in 2007 to our named executive officers, please see the “Long-Term Incentive Plan – Awards in 2007” table contained in this section of the circular. For additional information about our PRSUs, please see the “Long-Term Incentive Bonus” subsection of the “Report on Executive Compensation” section of this circular.

Our other RSU grants to certain named executive officers in 2007, 2006 and 2005 have been time-based awards. In February 2007, we granted 24,100 RSUs to Mr. Harrington. All of these RSUs will vest on February 22, 2009. In February 2006, we granted 27,500 RSUs to Mr. Daleo, 27,500 RSUs to Mr. Smith, 27,500 to Mr. Wilens and 20,000 to Ms. Rowlands. One-third of these will vest on each of February 24, 2009, 2011 and 2013. In March 2005, we granted 20,000 RSUs to Ms. Rowlands. One-third of these vested on March 4, 2008 and one-third will vest on each of March 4, 2010 and 2012. In May 2005, we granted 10,000 RSUs to Mr. Smith. One-third of these will vest on each of May 5, 2008, 2010 and 2012. In December 2005, we granted an additional 5,000 RSUs to Mr. Smith and 5,000 RSUs to Ms. Rowlands. One-third of these will vest on each of December 28, 2008, 2010 and 2012. For additional information about our time-based RSUs, please see the “Equity-Based Compensation Plans” subsection of the “Report on Executive Compensation” section of this circular.

RSUs (both time-based and PRSUs) accumulate additional units based on notional equivalents of dividends paid on our common shares. Additional RSUs resulting from dividends vest to the same extent as the RSUs that resulted in the crediting of such additional RSUs.

The following table sets forth the aggregate number and the value of RSUs held by our named executive officers as of December 31, 2007, based on the closing price of our common shares on the New York Stock Exchange on December 31, 2007, which was the last trading day of the year. RSU amounts below include additional units received from notional dividend equivalents. In 2007, we granted the following additional units from notional dividend equivalents to our named executive officers: Mr. Harrington: 2,323; Mr. Daleo: 1,394; Mr. Smith: 1,655; Mr. Wilens: 1,509; and Ms. Rowlands: 1,718.

	Time-based	Performance
Name	RSUs (#)	RSUs (#)*	Value ($)*

R. Harrington	24,539	88,211	4,594,563
R. Daleo	28,635	35,316	2,606,003
J. Smith	44,526	30,011	3,037,383
M. Wilens	28,635	39,750	2,786,689
S. Rowlands	47,371	28,787	3,103,439

*	Assumes vesting of PRSUs at the target amount (100%). For additional information about our PRSUs, please see the “Long-Term Incentive Bonus” subsection of the “Report on Executive Compensation” section of this circular.
6	Long-term cash incentive bonus payouts are with respect to performance periods ending on December 31 of the year shown. These payouts are typically made in the first quarter after the end of the performance period, following certification of the achievement of the applicable performance goals. For more information on long-term incentive bonus awards, please see the “Long-Term Incentive Plan – Awards in 2007” table contained in this section of the circular and the “Long-Term Incentive Bonus” subsection of the “Report on Executive Compensation” section of this circular.

7	Amounts for 2007, 2006 and 2005 include premiums that we paid for life insurance policies on behalf of Messrs. Harrington and Daleo. We will not recover premiums paid. For more information, please see the “Insurance Policies” subsection of the “Executive Compensation” section of this circular. The amounts in this column also include our matching contributions under our company-sponsored U.S. employees’ 401(k) retirement savings plan and deferred compensation plan on behalf of the named executive officers. Under our deferred compensation plan, if a participant elects to convert deferred cash into DSUs, our company credits his or her plan account with a 10% DSU match, which matching units generally vest over a period of four years. Matching contributions made by our company on behalf of our named executive officers are valued in U.S. dollars on the date that the officer converted deferred cash into DSUs.

The amounts for Mr. Harrington in 2007, 2006 and 2005 include payments of premiums of $233,002, $213,006 and $217,096, respectively, in connection with his life insurance policy. Our matching contributions for Mr. Harrington under our U.S. employees’ 401(k) retirement savings plan in 2007, 2006, and 2005 were $5,840, $6,600 and $7,210, respectively. In 2007 and 2006, we granted 5,000 and 5,073 matching DSUs to Mr. Harrington with an aggregate value of $200,200 and $200,028, respectively, on the grant dates.

The amounts for Mr. Daleo in 2007, 2006 and 2005 include payments of premiums of $126,732, $116,150 and $117,825, respectively, in connection with his life insurance policy. Our matching contributions for Mr. Daleo under our U.S. employees’ 401(k) retirement savings plan in 2007, 2006 and 2005 were $6,750, $6,600 and $6,300, respectively. In 2007, we granted 1,212 matching DSUs to Mr. Daleo with an aggregate value of $50,000 on the grant date.

The amounts for Mr. Smith in 2007, 2006 and 2005 include payments of premiums of $1,672, $281 and $1,003, respectively, in connection with his life insurance policy. Our matching contributions for Mr. Smith under our U.S. employees’ 401(k) retirement savings plan in 2007, 2006, and 2005 were $6,643, $6,429 and $6,000, respectively. In 2007, we granted 1,017 matching DSUs to Mr. Smith with an aggregate value of $38,400 on the grant date.

Management
Information
Circular
The amounts for Mr. Wilens in 2007 and 2005 include payments of premiums of $1,925 and $966, respectively, in connection with his life insurance policy. Our matching contributions for Mr. Wilens under our U.S. employees’ 401(k) retirement savings plan in 2007, 2006 and 2005 were $6,653, $6,600 and $6,374, respectively. In 2007, we granted 2,500 matching DSUs to Mr. Wilens with an aggregate value of $94,350 on the grant date.

The amounts for Ms. Rowlands in 2007, 2006 and 2005 include payments of premiums of $1,662, $951 and $1,581, respectively, in connection with her life insurance policy. Our matching contributions for Ms. Rowlands under our U.S. employees’ 401(k) retirement savings plan in 2007, 2006 and 2005 were $6,643, $6,429 and $6,300, respectively. The amounts for Ms. Rowlands for 2006 and 2005 include $87,150 and $77,700, respectively, of reimbursement for private school tuition for her children. In 2005, we contributed $500,000 to Ms. Rowlands’ deferred compensation plan account in connection with a buy-out arrangement amendment related to her apartment in New York, New York. In 2007, we granted 3,200 matching DSUs to Ms. Rowlands with an aggregate value of $130,400 on the grant date.

8	Mr. Smith previously served as President and Chief Executive Officer of Thomson Learning’s Academic and Reference Group in 2005 and 2006. Before that, Mr. Smith was Executive Vice President, Human Resources and Administration of Thomson.

9	From 2000 to 2006, Mr. Wilens was President and Chief Executive Officer of Thomson Legal & Regulatory’s North American Legal organization.

10	Ms. Rowlands has been President of Thomson Financial since 2000. She became Thomson Financial’s Chief Executive Officer in 2005. Prior to being named President and Chief Executive Officer of Thomson Financial, she was President and Chief Operating Officer of Thomson Financial.
LONG-TERM INCENTIVE PLAN – AWARDS IN 2007
In 2007, we granted long-term incentive awards to our named executive officers that were comprised 50% in performance restricted share units (PRSUs) and 50% in stock options. The table below sets forth information regarding PRSU awards granted in 2007 to all of our named executive officers. Information on stock option grants in 2007 is set forth in the table below titled “Option/SAR Grants in 2007”.
While PRSU awards are granted in terms of number of units, we have also provided the dollar value of the threshold, target and maximum amounts for each award based on US$40.75, the closing price of our common shares on December 31, 2007, which was the last trading day of the year.
Due to the Reuters acquisition, our board of directors recently determined that all PRSUs issued in 2007 as long-term incentive awards will vest on March 1, 2010 at the target amount (100%). There will be no adjustments up or down due to performance. The board made this decision because the Reuters acquisition will materially affect performance targets. When originally granted in 2007, the final number of vested PRSUs was contemplated to vary from 0% to 200% of the initial number awarded, based 50% on our adjusted earnings per share (EPS) growth and 50% on our return on invested capital (ROIC) performance over the three-year performance period (January 1, 2007 through December 31, 2009).

		Performance
	Securities,	or other period	Estimated future payouts under
	units or other	until maturation	non-securities price-based plans
Name	rights (#)	or payout	Threshold (#/$)	Target (#/$)	Maximum (#/$)

Richard J. Harrington	35,500	2007–2009	8,875	35,500	71,000
			$361,656	$1,446,625	$2,893,250
Robert D. Daleo	20,930	2007–2009	5,233	20,930	41,860
			$213,224	$852,898	$1,705,795
James C. Smith	19,250	2007–2009	4,813	19,250	38,500
			$196,109	$784,438	$1,568,875
Michael E. Wilens	19,250	2007–2009	4,813	19,250	38,500
			$196,109	$784,438	$1,568,875
Sharon T. Rowlands	15,080	2007–2009	3,770	15,080	30,160
			$153,628	$614,510	$1,229,020
PRSUs will also accumulate additional units based on notional equivalents of dividends paid on our common shares.
For more information on these awards, please see the “Long-Term Incentive Bonus” subsection of the “Report on Executive Compensation” section of this circular.

OPTION/SAR GRANTS IN 2007
In 2007, we granted options to our named executive officers under our stock incentive plan. Details on these stock option grants are set forth in the table below. For more information about our stock incentive plan, please see the “Equity-Based Compensation Plans” subsection of the “Report on Executive Compensation” section of this circular.

		% of total		Market value of
	Securities	options/SARs		securities underlying
	under	granted	Exercise or	options/SARs on
	options/SARs	to employees	base price	the date of grant
Name	granted (#)	in 2007	($/security)	($/security)	Expiration date

Richard J. Harrington	221,700	11.4	$42.96	$42.96	February 21, 2017
Robert D. Daleo	130,830	6.7	$42.96	$42.96	February 21, 2017
James C. Smith	120,310	6.2	$42.96	$42.96	February 21, 2017
Michael E. Wilens	120,310	6.2	$42.96	$42.96	February 21, 2017
Sharon T. Rowlands	94,230	4.8	$42.96	$42.96	February 21, 2017
AGGREGATED OPTION/SAR EXERCISES IN 2007 AND FINANCIAL YEAR-END OPTION/SAR VALUES
The following table provides information on stock option and phantom stock unit exercises in 2007 by our named executive officers, and the value of each officer’s unexercised options and phantom stock units as of December 31, 2007. During 2007, Mr. Harrington and Mr. Smith each exercised phantom stock units that were about to expire. We have not repriced any options granted under our stock incentive plan or units allocated under our phantom stock plan. The value of unexercised in-the-money options and units is the difference between the exercise price of the options and units and US$40.75, the closing price of our common shares on December 31, 2007, which was the last trading day of the year.

			Unexercised	Value of unexercised
		Aggregate	options/SARs at	in-the-money options/SARs
	Securities acquired	value	December 31, 2007 (#)	at December 31, 2007 ($)
Name	on exercise (#)	realized ($)	exercisable/unexercisable	exercisable/unexercisable

Richard J. Harrington	200,000	1,118,174	2,000,000/501,700	9,037,638/1,168,163
Robert D. Daleo	—	—	651,750/222,080	3,258,888/552,213
James C. Smith	22,084	146,811	433,000/195,310	2,671,000/455,750
Michael E. Wilens	—	—	455,105/182,810	2,254,774/385,500
Sharon T. Rowlands	—	—	367,500/181,730	1,801,162/526,000

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EQUITY COMPENSATION PLAN INFORMATION
The following table provides information as of December 31, 2007 regarding our company’s common shares that may be issued under our stock incentive plan, which is our only compensation plan under which we issue common shares. At our special meeting on March 26, 2008 to approve the proposed Reuters acquisition, shareholders also approved amendments to our stock incentive plan and our other equity compensation plans. For more information about our stock incentive plan, please see the “Equity-Based Compensation Plans” subsection of the “Report on Executive Compensation” section of this circular.

				(c)
				Number of securities
				remaining available for
	(a)	(b)		future issuance under
	Number of securities to be	Weighted average		equity compensation
	issued upon exercise of	exercise price of		plans (excluding
	outstanding options,	outstanding options,		securities reflected
Plan category	warrants and rights	warrants and rights		in column (a))

Equity compensation plans approved by security holders:
C$ stock options	4,703,152	C$49.80		—
US$ stock options	9,284,608	US$34.78		—
US$ time-based RSUs	493,743	N/A	[1]	—
US$ performance RSUs	1,299,757	N/A	[1]	—

Total	15,781,260	—		20,629,657
Equity compensation plans not approved by security holders	—	—		—

Total	15,781,260	—		20,629,657

1	Unlike stock options, RSUs do not have an applicable exercise price.
PENSION AND OTHER RETIREMENT BENEFITS
Our company provides pension and other retirement benefits to our named executive officers, primarily under a pension plan, a “retirement plus” plan and supplemental executive retirement plans (SERPs).
Pension Plan. The pension plan in which the named executive officers participate is a defined benefit plan funded by one of our wholly-owned U.S. subsidiaries that is qualified under U.S. federal income tax laws. Benefits under our U.S. qualified pension plan are subject to a maximum annual benefit based on eligible compensation limits set forth by the U.S. Internal Revenue Service. In 2007, the eligible compensation limit was $225,000 and the maximum annual benefit that could be accrued under the pension plan was $180,000.
Retirement Plus Plan. Our “retirement plus” plan is an unfunded, non-qualified defined benefit plan that provides a supplemental benefit above the limits imposed by the U.S. Internal Revenue Service, with a maximum annual benefit based on an eligible compensation limit of $300,000. Amounts under the retirement plus plan are paid from our general assets.
SERPs. The SERPs are also unfunded, non-qualified defined benefit pension plans under which benefits are paid from our general assets. SERP benefits supplement amounts received by the named executive officers under our other defined benefit plans (i.e., the pension plan and retirement plus plan) and our defined contribution plans, which are funded by company contributions and earnings attributable to such contributions. Messrs. Harrington and Daleo are currently eligible to receive SERP benefits as each of them is at least 55 years old and has over 10 years of credited service. As of March 20, 2008, Mr. Smith was 48 years old and had over 10 years of credited service, Mr. Wilens was 54 years old and had over 10 years of credited service and Ms. Rowlands was 49 years old and had over 10 years of credited service.
The combined annual benefit for each named executive officer is a pension equal to a percentage of final base salary, commencing on the later of the named executive officer reaching age 62 or retirement or termination of employment. This percentage of final base salary is 60% for Messrs. Harrington and Daleo and 50% for Messrs. Smith and Wilens and Ms. Rowlands. The benefit amount will be reduced by 5% for each year by which retirement precedes age 62. In certain circumstances, a named executive officer will be entitled to a pension upon disability. The annual benefit is payable for life, with a spousal survivor pension of 50% of the named executive officer’s pension. Annual benefit amounts are not subject to reductions for social security benefits.

The table below sets forth the annual service cost and total accrued pension obligation, respectively, for each of our named executive officers as of September 30, 2007 (our plan’s measurement date).

Name	Annual service cost ($)	Accrued pension obligation ($)

Richard J. Harrington	600,000	14,000,000
Robert D. Daleo	500,000	6,600,000
James C. Smith	100,000	2,700,000
Michael E. Wilens	300,000	2,700,000
Sharon T. Rowlands	300,000	1,600,000
The annual service cost of these future benefits represents the actuarial value of the projected pension benefit earned throughout the plan year. The total accrued pension obligation represents the actuarial value of the projected pension benefit as of September 30, 2007, earned for all credited service to date. We determined these values using the same actuarial assumptions as those used to determine the 2007 service cost (which is a component of net periodic pension cost) and year-end pension plan obligations, respectively, in note 17 to our audited consolidated financial statements for the year ended December 31, 2007.
The following table shows the estimated annual retirement benefits that would be payable to our named executive officers under the SERPs on a single life annuity basis, based on normal retirement at age 62 with 10 or more years of credited service. This table assumes no reduction under the SERPs for other company-funded retirement benefits (including the pension plan and the retirement plus plan).

	Annual benefit
Base salary	50%[1]	60%[2]

$700,000	$350,000	$420,000
$800,000	$400,000	$480,000
$900,000	$450,000	$540,000
$1,000,000	$500,000	$600,000
$1,100,000	$550,000	$660,000
$1,200,000	$600,000	$720,000
$1,300,000	$650,000	$780,000
$1,400,000	$700,000	$840,000
$1,500,000	$750,000	$900,000

1	Percentage of base salary applicable for Messrs. Smith and Wilens and Ms. Rowlands.

2	Percentage of base salary applicable for Messrs. Harrington and Daleo.
INSURANCE POLICIES
Our company has acquired life insurance policies for each of Messrs. Harrington and Daleo. Each policy has a death benefit of approximately five times the highest annual base salary payable to him during the last five years of employment with our company. All premiums paid prior to the enactment of the Sarbanes-Oxley Act for the non-term life portion of the policies will be repaid to us following the retirement or death of Mr. Harrington or Daleo. Due to provisions in the Sarbanes-Oxley Act prohibiting certain loans to executive officers, we modified our life insurance arrangements. As a result, we will not recover premiums paid in 2003 and subsequent years. We have agreed to reimburse Messrs. Harrington and Daleo for imputed taxes on their policies.
Our company provides group life insurance to certain of our U.S. employees in the amount of their annual salary up to $400,000. Each named executive officer participates in this plan.

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AGREEMENTS WITH NAMED EXECUTIVE OFFICERS
The following describes an agreement that our company is currently discussing with Mr. Harrington as well as those agreements that our company previously entered into with each other named executive officer.
Richard J. Harrington
Upon the closing of the Reuters acquisition, Mr. Harrington plans to step down from his position as President and Chief Executive Officer. Given he has over 25 years of experience with our company, we have asked Mr. Harrington to serve in a consulting and advisory position for various Thomson Reuters projects and matters between the closing date and January 2009. At this time, we have not finalized a new agreement with Mr. Harrington regarding this position.
We anticipate that Mr. Harrington will continue to receive his current base salary through any period of continued employment. In February 2008, Mr. Harrington was granted 144,000 time-based RSUs in lieu of participating in this year’s annual and long-term incentive bonus plans. During any period of continued employment, we expect to provide Mr. Harrington with perquisites and other personal benefits that are similar to those he is currently receiving.
On Mr. Harrington’s last day of continued employment, all of his unvested stock options will vest. Mr. Harrington will have six months from his last day of employment to exercise vested options. However, we will recommend to the Human Resources Committee of the board of directors that this exercise period be extended for up to three years from his last day of employment (but in no event will an exercise period go beyond the earlier of the original term of the options or the tenth anniversary of the grant date). In addition, our company would pay Mr. Harrington’s April 2008 premium under the company-paid variable split dollar executive life insurance policy. The remaining three premium payments for 2009, 2010 and 2011 would also be paid by our company in a lump sum in August 2009. In April 2012, our company’s collateral interest in the policy of approximately $1.8 million would be repaid via policy proceeds and Mr. Harrington would continue to exercise full authority to manage the assets and life insurance levels.
If Mr. Harrington leaves his employment voluntarily other than by mutual agreement or is terminated for cause, he would forfeit any outstanding pay and benefits provided in his new agreement. Mr. Harrington’s agreement is expected to be contingent upon him executing a separation letter which would include provisions regarding non-competition, non-disparagement, non-solicitation, confidentiality, return of company property and a general release.
Following the closing of the Reuters acquisition, Mr. Harrington will also become the Chairman of the Thomson Reuters Foundation, which will build on the charitable giving histories of Thomson and Reuters as well as the important work and reputation of the existing Reuters Foundation.
Robert D. Daleo
If Mr. Daleo is terminated without cause, he will receive severance payments for 24 months based on his final base salary.
Notwithstanding any terms in our plans to the contrary, if Mr. Daleo is terminated without cause, 50% of all unvested awards granted to him under our stock incentive plan (such as stock options or RSUs) and units granted to him under the phantom stock plan would immediately vest and become exercisable and the balance would be forfeited. Mr. Daleo would have six months following the effective date of termination to exercise all exercisable awards and units. Alternatively, our company may, at its discretion, determine that all such awards or units (whether or not vested) shall be deemed to have expired at the effective date of termination, in which case our company would pay him an amount equal to the value of all vested units and awards and 50% of all unvested units and awards as of the effective date of termination.
If Mr. Daleo is terminated without cause, any management incentive to which he would otherwise be entitled pursuant to any bonus plan in which he participated prior to the effective date of termination would be pro-rated through the effective date, except that any bonuses due under long-term incentive plans would be payable in accordance with the terms of such plans.
If Mr. Daleo is terminated without cause, certain medical and dental benefits and insurance, automobile allowances and eligibility in the deferred compensation plan will continue during any severance period in which he remains unemployed. Other employee benefits will end as of the effective date of termination. If Mr. Daleo is terminated without cause, his SERP benefits would be payable following the completion of any severance payments owed under his agreement. Mr. Daleo has also agreed not to compete with us or solicit employees to leave our company for a period of time following termination without cause.

James C. Smith
If Mr. Smith is terminated without cause, he will receive severance payments for 24 months based on his final base salary.
Notwithstanding any terms in our plans to the contrary, if Mr. Smith is terminated without cause, 50% of all unvested awards granted to him under our stock incentive plan (such as stock options or RSUs) and units granted to him under the phantom stock plan would immediately vest and become exercisable and the balance would be forfeited. Mr. Smith would have six months following the effective date of termination to exercise all exercisable awards and units. Alternatively, our company may, at its discretion, determine that all such awards or units (whether or not vested) shall be deemed to have expired at the effective date of termination, in which case our company would pay him an amount equal to the value of all vested units and awards and 50% of all unvested units and awards as of the effective date of termination.
If Mr. Smith is terminated without cause, any management incentive to which he would otherwise be entitled pursuant to any bonus plan in which he participated prior to the effective date of termination would be pro-rated through the effective date, except that any bonuses due under long-term incentive plans would be payable in accordance with the terms of such plans.
If Mr. Smith is terminated without cause, certain medical and dental benefits and insurance, automobile allowances and eligibility in the deferred compensation plan will continue during any severance period in which he remains unemployed. Other employee benefits will end as of the effective date of termination. Mr. Smith has also agreed not to compete with us or solicit employees to leave our company for a period of time following termination without cause.
Michael E. Wilens
If Mr. Wilens is terminated without cause, he will receive severance payments for 24 months based on his final base salary. If Mr. Wilens is terminated without cause, certain medical and dental benefits will continue during any severance period. Severance would be contingent upon Mr. Wilens’ execution of a separation agreement which would include, without limitation, an agreement not to compete with us or solicit employees to leave our company for a period of time following termination without cause. In the event of termination without cause, 50% of Mr. Wilens’ stock options will immediately vest notwithstanding any terms in our plans to the contrary.
Sharon T. Rowlands
Following our announcement to acquire Reuters, we entered into a new agreement with Ms. Rowlands regarding her employment by Thomson Financial. We have agreed to employ Ms. Rowlands from the closing date of the transaction through at least December 31, 2008. Until the closing, Ms. Rowlands will continue to serve as President and CEO of Thomson Financial. Following the closing, Ms. Rowlands will serve in an executive capacity to consult and assist with various projects.
Under the agreement, Ms. Rowlands was entitled to an annual short-term incentive bonus for 2007 that was guaranteed at 75% of target (125% of her base salary), and if the target was achieved, her bonus percentage would increase to 200% of her base salary. The target was achieved for 2007. Ms. Rowlands will also be eligible to receive an annual short-term incentive bonus for 2008 with a target of 125% of her base salary. Ms. Rowlands remained eligible for a payout in 2008 under the 2005—2007 long-term incentive plan and will be entitled to certain outplacement services.
If Ms. Rowlands’ employment is terminated by us without cause or by mutual agreement on or prior to December 31, 2008, or by Ms. Rowlands before January 30, 2009 if the transaction closes by December 31, 2008, she will be entitled to receive her base salary through her last day of employment and a one-time lump sum payment. This payment would represent a completion bonus of $3.9 million, a retention bonus of $1.8 million and an additional $1.8 million in lieu of two years’ severance pay.
If Ms. Rowlands remains employed by our company and is in good standing as of December 31, 2008 or if she has been terminated without cause or by mutual agreement on or prior to December 31, 2008, she will be deemed vested under her SERP and will begin receiving a SERP benefit at age 58, subject to forfeiture provisions of the SERP and within the new agreement.
Nothwithstanding any terms in our plans to the contrary, if Ms. Rowlands’ employment is terminated by us without cause or by mutual agreement on or before December 31, 2008, Ms. Rowlands will also be entitled to receive cash payments for unvested options previously granted to her. She will also be entitled to receive a cash payment equal to the value of her time-based RSUs and any associated dividends. In addition, she will receive common shares representing the number of PRSUs previously granted to her, based on plan

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performance over the applicable cycle. For her vested options, if her employment is terminated without cause on or before December 31, 2008, she will have three months from December 31, 2008 to exercise her options. A recommendation will be made to the Human Resources Committee of the board of directors to extend the exercise period for three years from the date of her separation (but in no event will an exercise period go beyond the earlier of the original term of the options or the tenth anniversary of the grant date).
One of our subsidiaries currently leases an apartment in Manhattan to Ms. Rowlands. In the event that her employment is terminated without cause, she will continue to have a right to exercise the option to purchase the apartment during the six-month period beginning on the date her employment is terminated. If she does not exercise the purchase option, Ms. Rowlands will also have certain rights to continue to rent the apartment from our subsidiary through June 2010.
If Ms. Rowlands voluntarily resigns (other than by mutual agreement) or is terminated for cause on or before December 31, 2008, she will receive her base salary through the date of separation and will forfeit other rights and benefits under the agreement. A breach of her non-competition covenant within a two-year period can also result in forfeiture of certain rights and benefits. If her employment is terminated without cause or is terminated by mutual agreement, in order to receive the rights and benefits under her agreement with our company, Ms. Rowlands will be obligated to enter into a severance agreement and release with our company, which, among other things, will include covenants regarding non-disparagement, non-competition, confidentiality and return of company property.
If the acquisition of Reuters does not close by December 31, 2008 and both companies have announced that the transaction will not occur, Ms. Rowlands will be entitled to a retention bonus equal to two years’ base salary but she will not be entitled to any other compensation or benefits set forth in the agreement.
REPORT ON EXECUTIVE COMPENSATION
OVERVIEW
The Human Resources Committee is responsible for establishing, implementing and overseeing our compensation policies and programs. The Human Resources Committee ensures that the total compensation paid to our named executive officers is fair, reasonable and competitive.
The Human Resources Committee has furnished the following report on executive compensation for 2007.
COMPENSATION PHILOSOPHY AND OBJECTIVES
The Human Resources Committee’s overall philosophy and objectives regarding executive compensation are to:
•	link compensation with our annual and long-term strategic and financial objectives;

•	align executives’ interests with those of shareholders, with the ultimate goal of improving shareholder value;

•	encourage executives to achieve exceptional performance and provide an opportunity for our senior executives to be compensated in the top quartile of the compensation paid by our competitors when superior results are achieved;

•	attract, motivate and retain high-quality, key employees needed to support our financial, operational and strategic growth and success;

•	provide flexibility to recognize and reward an individual executive’s performance, responsibilities, experience, skills, value and contribution; and

•	structure the compensation program to be regarded positively by shareholders, employees, the financial community and the public in general.

EXECUTIVE COMPENSATION ANALYSIS
The Human Resources Committee engages a compensation consulting firm, Frederic W. Cook & Co., Inc., to serve as an independent advisor on matters relating to executive compensation. Representatives of the Cook firm are available to Human Resources Committee members on an ongoing basis and generally attend Human Resources Committee meetings. The Human Resources Committee has sole discretion over the terms and conditions of the relationship with the Cook firm. The Cook firm maintains no other commercial relations with Thomson and does not provide any services to Thomson other than those provided directly to the Human Resources Committee. In 2007, we paid the Cook firm approximately $165,000 for its services.
As part of its ongoing services to the Human Resources Committee, the Cook firm assists in evaluating the competitive positioning of senior executive compensation levels and provides guidance and analysis on plan design and market trends and practices to ensure that our program provides executives with competitive compensation opportunities, links compensation to performance and value creation, is efficient from accounting, tax and cash flow perspectives, and is supportive of emerging best practice corporate governance principles.
The Human Resources Committee also utilized and relied upon independent market survey data that Towers Perrin provided to us regarding executive compensation for organizations of comparable size and scope with which we are most likely to compete for executive talent. Most of our company’s senior executives are based in the United States and the group of companies used for comparative purposes in the United States represented a mix of business-to-business service companies, including other information companies with which we compete. Survey data was also used for other countries in which executives worked (unless on a designated international assignment) and comparison companies included information companies with which our company competes. The Human Resources Committee then used this data as part of its due diligence in determining salary, target bonus and long-term incentive amounts.
Following completion of the proposed Reuters acquisition, the Human Resources Committee will also look to and consider relevant comparative data for senior executives, media and general industry companies based in the United Kingdom and elsewhere.
TOTAL COMPENSATION
A senior executive’s target total compensation typically comprises:
•	a base salary;

•	a performance-based annual incentive bonus, which is usually paid in cash;

•	long-term incentive bonus awards, including periodic grants (generally annual) of long-term incentives, such as stock options and/or RSUs, which may be subject to performance-based and/or time-based vesting requirements;

•	retirement and health and welfare-related benefits; and

•	in some instances, perquisites and other personal benefits.
In determining the mix and relative weighting of cash (base salary and bonus) versus equity-based incentives, we consider the appropriate proportion of compensation that should be at risk based on the executive’s ability to affect and influence our short- and long-term results and advance the interests of shareholders as well as the compensation mix for similar positions at comparable companies. In general, the proportion of total pay delivered through “at risk” performance-based compensation increases directly with an executive’s level of responsibility. Similarly, the proportion of performance-based compensation that is tied to equity-based awards also increases directly with an executive’s level of office in the company. Target awards for executives at the most senior level are split between 50% PRSUs and 50% stock options, while those at the next level are split 70% PRSUs and 30% stock options. The lowest level of eligible executives receives 100% PRSUs. This ensures that the senior-most executives are held most accountable for changes in shareholder value as well as the achievement of critical strategic and operating performance goals. As senior executives approach retirement age, there is generally less emphasis placed on equity-based long-term incentives, which decreases the pressure executives feel to diversify their total net worth. The Human Resources Committee believes this mix and weighting aligns the interests of executives with those of shareholders, provides significant cash incentives and assists in keeping us competitive in the market for high-quality executives.

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For 2007, the table below shows the typical target weightings that the Human Resources Committee assigned to the different types of compensation for our named executive officers.

	Percentage of target total direct compensation
		Annual cash	Long-term equity	Long-term equity
	Base salary	incentive bonus	incentive – options	incentive – PRSUs	Total

Named executive officer	25%	25%	25%	25%	100%
The specific practices regarding each component of our executive compensation program are described below.
Base Salary
Base salary is typically determined annually by reference to an executive’s performance, an executive’s experience and competitive considerations, such as salaries prevailing in the relevant market. Base salaries are also evaluated in connection with certain promotions and other changes in job responsibilities. Generally, as in the past, increases in 2007 base salaries were determined primarily by our company’s performance, the performance of the part of our business in which the executive works, and the performance of the individual executive. For an executive in one of our business segments, the most heavily weighted factors are the performance of that executive and that group. For an executive with group-wide responsibilities, the most heavily-weighted factors are the performance of that executive and the performance of our company as a whole.
In the future, the Human Resources Committee will also consider the performance of Thomson Reuters as a whole among the factors in its assessment of an executive’s performance.
In the past few years, most of our executives have had annual salary increases in the 3% to 5% range, consistent with salary increase guidelines for other employees.
The Human Resources Committee annually approves changes in base salary for senior executive officers, including the named executive officers. Salaries for our named executive officers (other than the Chief Executive Officer) are established in part on the basis of recommendations by the Chief Executive Officer and on the basis of our board’s and Human Resources Committee’s assessments of the executives’ respective performance. The Chief Executive Officer’s salary is based on our board’s and Human Resources Committee’s assessment of his performance. The most recent salary reviews took place in December 2007.
Annual Incentive Bonus
The Human Resources Committee uses annual cash incentive bonus awards to motivate and reward senior executives for achievement of specified levels of financial and/or individual performance. Different types of bonus awards are often granted to compensate individual executives, but all focus on superior performance. Each business segment establishes awards within parameters the Human Resources Committee sets that take into account the market conditions of the particular business. The awards are typically designed to reward the individual executive for the direct contribution that he or she can make to our company or his or her business segment.
Target annual cash incentive bonus awards are expressed as a percentage of each of the named executive officer’s base salary. For 2007, Messrs. Harrington, Daleo, Smith and Wilens each had a target bonus opportunity of 100% of base salary, and Ms. Rowlands’ target bonus opportunity was 200% of her base salary. The Human Resources Committee sets minimum (threshold), target and maximum levels for each component of the financial objective portion of the award.
In 2007, the maximum level for named executive officers’ annual cash incentive bonuses was 200% of the target award. Following the end of the year, we measure our actual performance against the predetermined performance goals to determine the appropriate bonus amount earned, and the Human Resources Committee determines the actual cash incentive bonus awards for our named executive officers in February following the close of our fiscal year.
In making determinations of the minimum, target and maximum levels, the Human Resources Committee considers our specific circumstances for the year. Targets are typically aligned with our strategic operating plan and financial expectations. In general, the Human Resources Committee sets targets so that the relative difficulty of achieving them is consistent from year to year.

In the future, the Thomson Reuters Human Resources Committee will also consider the specific circumstances of Thomson Reuters, its strategic operating plan and financial expectations.
For 2007, in order to continue our focus on the importance of free cash flow, which is an important metric of our performance, we added free cash flow growth to the annual bonus plan and assigned the following weightings to the financial performance objectives for corporate-level and senior executive officers:
•	45% based on revenue growth;

•	45% based on growth of operating profit before amortization; and

•	10% based on free cash flow growth.
For a definition of free cash flow as used by us, please see our MD&A for the year ended December 31, 2007. We expect to continue this weighting for Thomson Reuters’ short-term incentive bonus awards for at least 2008 on the above basis.
In February 2008, the Human Resources Committee determined that the annual cash incentive bonus payouts for the year ended December 31, 2007 as a percentage of the target award opportunity were as follows for our named executive officers: Messrs. Harrington, Daleo, Smith and Wilens — 103.4%; and Ms. Rowlands — 200%. In 2007, the Human Resources Committee decided to enhance the annual bonus opportunities for Messrs. Daleo, Smith and Wilens through the ability for each of them to receive a payout in the form of RSUs. RSUs were awarded in the first quarter of 2008 based on our company’s financial performance in 2007, using the same financial performance weightings described above for their annual cash incentive bonuses. Mr. Daleo was granted 12,240 RSUs and Messrs. Smith and Wilens were each granted 11,250 RSUs. These RSUs will vest on March 14, 2011.
As a result of the proposed Reuters acquisition, the Human Resources Committee decided to defer approval of annual cash incentive bonus plan targets for 2008 until after the closing of the transaction.
The Human Resources Committee approves awards for senior executive officers. Our Chief Executive Officer or the chief executive officer of the relevant business segment will generally approve awards for other executives, subject to the guidelines imposed by the Human Resources Committee.
Long-Term Incentive Bonus
In February 2006, we modified the structure of our long-term incentive bonus awards to better align these awards with key drivers of total shareholder return. For new awards, we began issuing PRSUs to certain senior executives who receive long-term incentives in lieu of long-term cash incentive bonuses. A description of the PRSUs is presented below.
Prior to 2006, our long-term incentive bonus awards were cash-based and were measured by different financial metrics over a three-year performance period. Similar to our current practice, total long-term cash bonuses could not exceed 200% of the target award. In February 2008, the Human Resources Committee determined that the payout percentage for our named executive officers for long-term incentive bonuses earned for the three-year performance period that ended December 31, 2007 was approximately 200% of the target award opportunity. This bonus was the only remaining cash-based long-term incentive bonus award opportunity.
Equity-Based Compensation Plans
Our company’s existing equity-based compensation plans for our officers and employees consist of a stock incentive plan, a phantom stock plan, a deferred compensation plan, two employee stock purchase plans and our U.S. employees’ 401(k) retirement savings plan. We also maintain a share plan for our non-employee directors but any shares needed to satisfy our obligations under that plan are purchased in the open market, so there is no dilutive effect.
All of these plans, other than the U.S. employees’ 401(k) retirement savings plan, will be amended and restated upon completion of the proposed Reuters acquisition. Although the amendments will, among other things, provide flexibility for awards under these plans to be valued by reference to, or otherwise be based on, either our common shares or Thomson Reuters PLC ordinary shares, it is intended that awards under these plans will usually be valued by reference to, or otherwise be based on, our common shares.

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The following table sets forth information regarding the number of our company’s common shares, reserved for issuance under our stock incentive plan, employee stock purchase plans, deferred compensation plan and U.S. employees’ 401(k) retirement savings plan as at March 20, 2008, and the aggregate number of our company’s common shares and Thomson Reuters PLC ordinary shares that will be reserved for issuance under each such plan following completion of the proposed Reuters acquisition.

			Aggregate of Thomson Reuters Corporation
	Thomson common shares		common shares and Thomson Reuters PLC
	reserved for issuance as at		ordinary shares to be reserved for issuance
	March 20, 2008		following completion of the acquisition
Plan	Number	% of total[1]	Number	% of total[2]

Stock incentive plan	40,000,000	6.3	50,000,000	5.9
Employee stock purchase plans
United States	6,000,000	0.9	8,000,000	1.0
Global	2,000,000	0.3	6,000,000	0.7
Deferred compensation plan	6,000,000	0.9	7,000,000	0.8
U.S. employees’ 401(k) retirement savings plan	9,000,000	1.4	9,000,000	1.1

Total	63,000,000	9.8	80,000,000	9.5

1	Based on 640,333,132 Thomson common shares outstanding as at March 20, 2008.

2	Based on the aggregate number of (i) 640,333,132 Thomson common shares outstanding as at March 20, 2008; and (ii) approximately 202,383,691 Thomson Reuters PLC ordinary shares estimated to be issued to Reuters shareholders on completion of the Reuters acquisition, assuming that all outstanding Reuters in-the-money share options and other share-based awards granted by Reuters have vested or been exercised.
Below is a summary of the principal features of each equity-based compensation plan, including the amendments to be made upon completion of the proposed Reuters acquisition. Copies of the amended plans are available to any shareholder upon request by writing to: Thomson, Attention: Corporate Legal Department, Metro Center, One Station Place, Stamford, Connecticut 06902, United States. Following completion of the proposed Reuters acquisition, shareholders may send requests to Thomson Reuters at the same address.
Stock Incentive Plan
Our company’s stock incentive plan will provide for the grant of non-qualified stock options, incentive stock options (ISOs), stock appreciation rights (SARs) and awards of RSUs, our company’s common shares, Thomson Reuters PLC ordinary shares and other awards that are valued in whole or in part by reference to, or are otherwise based on, the fair market value of our company’s common shares or Thomson Reuters PLC ordinary shares at the date of the grant. Any employee or officer of Thomson Reuters (as may be determined by the Human Resources Committee) will be an eligible participant in the plan. Non-employee directors will not be eligible to participate in the plan.
To date, we have issued only stock options and RSUs (including PRSUs) under the stock incentive plan. In 2007, we granted 1,827,510 options, 148,761 time-based RSUs and 761,673 PRSUs. This represented approximately 0.4% of our common shares outstanding as of December 31, 2007. In comparison, in 2006, we granted 380,000 options, 192,098 time-based RSUs and 705,109 PRSUs. RSUs and PRSUs issued in 2007 and 2006 include additional units credited for dividend equivalents. As of December 31, 2007, total options, RSUs and PRSUs outstanding represented approximately 2.5% of our common shares outstanding. Information about grants under the stock incentive plan to our named executive officers is provided in the “Option/SAR Grants in 2007” table contained in this circular.
Stock options, which have value only if the stock price increases above the exercise price, will be used to align executive interests with those of long-term shareholders. PRSUs will be used to link a portion of compensation to the achievement of longer-term financial goals. Additionally, time-based RSUs will be granted on a highly selective basis to high-performing, critical-to-retain executives. Equity-based awards will utilize multi-year vesting schedules to encourage executive retention and provide strong incentives for superior long-term future performance.

Thomson Reuters intends to divide senior executive officers’ long-term equity awards as described under “Total Compensation” above. The blend of stock options and PRSUs is intended to create balance in the overall long-term incentive program by ensuring that the program is financially efficient to Thomson Reuters and strongly supportive of important strategic and human resource objectives over the long term. Stock options will reward executives for increases in shareholder value and will thereby foster strong alignment between management and investors. Options will also support important management retention objectives as a result of the vesting requirements. However, the retention power and cost efficiency may be diminished during periods in which the stock price is flat or temporarily depressed. Costs associated with the PRSUs will be variable and incurred only to the extent that the underlying performance goals are achieved. PRSUs will thereby ensure a financially efficient outcome to Thomson Reuters by tying expense recognition to the achievement of specific financial goals. Because the payout will be tied to operational results, the PRSUs will also create strong “line of sight” between controllable performance and realized compensation, will reinforce the importance of achieving specific multi-year financial results and will mitigate the impact of stock price volatility on the retention power of the overall program.
All options are expected to vest 25% per year over four years. The exercise prices for options granted will be based on the fair market value of our company’s common shares or Thomson Reuters PLC ordinary shares on the grant date, which will be the closing price of the shares on the day before the grant. Fair market value will be determined by reference to the closing price of our common shares on the NYSE or the closing price of Thomson Reuters PLC ordinary shares on the LSE, as applicable. The expiry date for options is expected to be no later than 10 years from the grant date. Options will expire at the later of the expiry date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in Thomson Reuters’ securities by the Thomson Reuters insider trading policy, 10 business days after the period ends, subject to certain exceptions. All options granted in 2007 are subject to these vesting and expiry terms.
Due to the proposed Reuters acquisition, our board of directors recently determined that all PRSUs issued in 2006 and 2007 as long-term incentive awards will vest on March 1, 2009 and March 1, 2010, respectively, at the target amount (100%). There will be no adjustments up or down due to performance. The board made this decision because the Reuters acquisition will materially affect performance targets. When originally granted in 2006 and 2007, the final number of vested PRSUs was contemplated to vary from 0% to 200% of the initial number awarded, based 50% on our adjusted EPS growth and 50% on our ROIC performance over the three-year performance period (January 1, 2006 through December 31, 2008 for PRSUs granted in 2006 and January 1, 2007 through December 31, 2009 for PRSUs granted in 2007).
PRSUs issued in the future are expected to vest upon completion of a three-year performance cycle and will entitle the holder to receive our company’s common shares or Thomson Reuters PLC ordinary shares if threshold performance goals are met. At the time that the PRSUs vest, the number of units to be redeemed for shares may increase, decrease or remain the same depending on Thomson Reuters’ performance over the three-year period. The final number of PRSUs that vest is expected to vary from 0% to 200% of the initial number awarded, based 50% on our adjusted EPS growth and 50% on our ROIC performance over the three-year performance period. PRSUs will also accumulate additional units based on notional equivalents of dividends paid on our company’s common shares or Thomson Reuters PLC ordinary shares, as applicable. For the initial three-year long-term incentive cycle for January 1, 2008 through December 31, 2010, the Human Resources Committee decided to defer approval of awards until after the closing of the Reuters transaction. The Human Resources Committee will determine whether these initial awards will include performance conditions.
RSUs will accumulate additional units based on notional equivalents of dividends paid on our company’s common shares or Thomson Reuters PLC ordinary shares, as applicable. RSUs will entitle executives to receive our company’s common shares or Thomson Reuters PLC ordinary shares at a future date or dates upon satisfaction of certain terms and conditions, including, for example, continued full-time employment with Thomson Reuters or one of its subsidiaries on the vesting dates. Vesting dates for RSUs granted in 2007 range from two to seven years.
Thomson Reuters will maintain an equity grant policy similar to that currently used by our company, which sets forth approval requirements for off-cycle awards. Under the policy, the Chief Executive Officer of Thomson Reuters will be authorized to approve certain off-cycle awards, depending on the size of the grant and the identity of the particular grantee. Awards that exceed the Chief Executive Officer’s approval authority will be submitted to the Human Resources Committee. In addition, under the policy, unless Thomson Reuters is in a designated blackout period or is in possession of material non-public information, off-cycle awards will be granted on the last business day of each month. New hire awards will be made on the last business day of the month during which the grantee commenced employment with Thomson Reuters. Promotion-related awards will be made on the last business day of the month during which the grantee’s promotion

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was made effective by Thomson Reuters. If Thomson Reuters is in a designated blackout period or otherwise is in possession of material nonpublic information on the date that a grant would typically be made, then the grant will not be made until the last business day of the month after the blackout period has ended, or when Thomson Reuters is no longer in possession of material nonpublic information.
Generally, in determining whether and how many grants to make under the stock incentive plan and allocations under the phantom stock plan, the Human Resources Committee does not plan to take into account the amount of previous allocations under the plans. Rather, the Human Resources Committee will likely make grants with a view to providing competitive total target compensation packages, in which long-term equity should be balanced against short-term compensation opportunities. The Human Resources Committee will not likely consider it relevant whether an executive has exercised options or units previously granted.
Options, SARs and RSUs cease to be exercisable according to the terms of the applicable award agreement, or as may be determined by the Human Resources Committee, in the event that a participant ceases to be an employee or officer of Thomson Reuters. Options, RSUs and PRSUs granted in 2007 are subject to early expiration or vesting in certain circumstances, including death, disability, retirement and termination.
•	In the fourth quarter of 2006, the Human Resources Committee approved certain changes to the post-termination treatment of stock options beginning with our annual option grants made in February 2007. The changes are not applicable to grants made prior to February 2007. In particular, the Human Resources Committee exercised its discretion under the stock incentive plan to extend the exercise period for vested stock options, beginning with new awards granted in February 2007:
°	Following termination due to “normal retirement” and “early retirement” to three years (from one year and six months, respectively), and

°	Following termination due to disability to one year (from six months).
The Human Resources Committee also exercised its discretion to prescribe new definitions of “normal retirement” and “early retirement” for purposes of awards under the stock incentive plan, beginning with our annual option grants made in February 2007. No changes were made to the one-year exercise period post-termination for death, an employer ceasing to be a subsidiary or involuntary termination for cause. If a grantee was eligible for normal retirement at the time of termination due to disability or death, his or her vested options will remain exercisable for three years after termination.

Under option awards granted in 2007, if a grantee voluntarily terminates employment, then all options that are vested as of the date that the grantee ceases to be an employee remain exercisable for three months after termination. All options that are unvested as of the date that the grantee ceases to be an employee are forfeited. Involuntary termination without cause is treated in a similar manner.

•	For time-based RSUs, in the event that a participant ceases to be an employee or officer as a result of early retirement or for any reason other than death, normal retirement, disability or the employer of the participant ceasing to be a subsidiary, all unvested time-based RSUs are forfeited effective immediately upon the occurrence of such event. If a participant ceases to be an employee or officer as a result of death, normal retirement, disability or by reason of the employer of the participant ceasing to be a subsidiary, all unvested RSUs vest in full effective immediately upon the occurrence of such event.

•	For PRSUs, in the event that a participant ceases to be an employee or officer for any reason other than death, retirement, disability or the employer of the participant ceasing to be a subsidiary, all PRSUs are forfeited immediately upon the occurrence of such event. If a participant ceases to be an employee or officer as a result of death, retirement, disability or the employer of the participant ceasing to be a subsidiary, PRSUs vest in proportion to the participant’s active service as an employee (measured in calendar days) during the period commencing on the grant date and ending on the vesting date.
The Thomson Reuters stock incentive plan will contain the following limitations:
•	The maximum number of shares that may be issued under the stock incentive plan will be 50,000,000 (provided that not more than 5,000,000 shares may be issued under grants other than stock options, SARs or RSUs). Shares may consist, in whole or in part, of our company’s common shares or Thomson Reuters PLC ordinary shares issued from treasury or our company’s common shares or Thomson Reuters PLC ordinary shares purchased on the open market or any combination thereof. As of February 29, 2008, we had issued approximately 3.7 million common shares under this plan.

•	The maximum number of shares that may be issued under plan awards held by any one person under the stock incentive plan must not exceed 5% of the aggregate number of our company’s outstanding common shares and outstanding Thomson Reuters PLC ordinary shares determined on a non-diluted basis. The maximum number of shares for which plan awards may be granted and which may be otherwise awarded under the stock incentive plan to any individual during any one-year period is 2,500,000.
•	The maximum number of shares which may be issued under plan awards held by a participant granted under the stock incentive plan and under any other share compensation arrangement of Thomson Reuters (i) to all ‘‘insiders’’ may not exceed 10% of the aggregate number of our company’s outstanding common shares and outstanding Thomson Reuters PLC ordinary shares at such time determined on a non-diluted basis, and (ii) to all ‘‘insiders’’ and such insiders’ ‘‘associates’’ during any one-year period may not exceed 5% of the aggregate number of our company’s outstanding common shares and outstanding Thomson Reuters PLC ordinary shares at such time determined on a non-diluted basis.
•	The maximum number of shares that may be issued through ISOs under the stock incentive plan will be 5,000,000. Shares subject to awards which are cancelled, expired, forfeited or terminated without having been exercised shall be available for new awards under the stock incentive plan.
The Thomson Reuters board and/or the Human Resources Committee may make any amendments to the stock incentive plan or any outstanding award without seeking shareholder approval, except for an amendment which:
•	increases the maximum number of shares that can be issued under the stock incentive plan, including an increase to a fixed number of such shares or a change from a fixed number of such shares to a fixed maximum percentage;
•	increases the maximum number of shares which may be issued under the awards held by a participant;

•	reduces the exercise price of an award (including a cancellation and re-grant of an award, constituting a reduction of the exercise price of such award), except in connection with maintaining the value of an award in connection with a change in the number of our company’s outstanding common shares and/or outstanding Thomson Reuters PLC ordinary shares, by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

•	extends the term of an award beyond its original expiry date, except where the expiry date would have occurred in a blackout period;

•	changes the provisions relating to the transferability of an award, other than for a transfer by will or the laws of descent and distribution, a transfer by a grantee to an entity which is controlled by the grantee or a transfer to a former spouse or domestic partner in connection with a legal obligation or settlement;

•	changes the provisions relating to adjustments in the number or kind of shares or securities reserved for issuance or subject to outstanding awards or the exercise price, in the event of any change in the number of our company’s outstanding common shares and/or outstanding Thomson Reuters PLC ordinary shares, by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

•	extends eligibility to participate in the stock incentive plan to a non-employee director;

•	changes the rights attaching to our company’s common shares and/or Thomson Reuters PLC ordinary shares; or

•	is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.
Subject to certain exceptions, no such amendment may materially and adversely affect the rights of any participant in relation to any outstanding award granted under the plan without the consent of the affected participant.
Phantom Stock Plan
If tax or securities regulations make it impracticable or inefficient to make grants under the stock incentive plan, Thomson Reuters may allocate units under a phantom stock plan to executive officers and senior employees of Thomson Reuters. After a prescribed length of time, a holder of units will be entitled to a cash payment based on the number of units and the increase, if any, in the market price of our company’s common shares or, as applicable, Thomson Reuters PLC ordinary shares from the date of grant.
We granted 115,760 phantom stock units in 2007.

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Deferred Compensation Plan
A group of key executives in the United States will be eligible to participate in Thomson Reuters’ deferred compensation plan, which will allow participants to voluntarily defer a percentage of annual base salary and annual and long-term cash incentive bonuses. Irrevocable elections to participate in this plan will need to be made before the beginning of the fiscal year. Certain participants in the plan will be eligible to convert deferred cash into DSUs. Deferred cash will be able to be converted into DSUs on the basis of the closing price of our company’s common shares on the day before the deferral or conversion. If a participant elects to hold DSUs, Thomson Reuters will credit his or her plan account with a 10% DSU match, which matching units will generally vest over a period of four years. DSUs will also accumulate additional units based on notional equivalents of dividends paid on our company’s common shares. Thomson Reuters plans to issue new shares to satisfy its DSU obligations to participants.
The maximum number of common shares which may be issued under Thomson Reuters’ deferred compensation plan is 7,000,000. As of February 29, 2008, we had issued 49,131 common shares under this plan.
The amendment provisions of the deferred compensation plan are substantially similar to those of the stock incentive plan.
Employee Stock Purchase Plans
Thomson Reuters plans to have employee stock purchase plans in the United States, the United Kingdom, Canada and other countries in which there are a significant number of employees, under which eligible employees, including Thomson Reuters executive officers, may purchase our company’s common shares or Thomson Reuters PLC ordinary shares at a discount or other favorable manner. Employees who participate will be able to contribute a percentage of their eligible compensation through after-tax payroll deductions, up to a defined maximum for a particular period. At a time to be specified in the plans, Thomson Reuters will use employees’ accumulated payroll deductions to purchase our company’s common shares or Thomson Reuters PLC ordinary shares. For employees based in the United Kingdom or other countries, the global employee stock purchase plan may operate as a ‘‘Save-As-You-Earn’’ plan or share incentive plan.
The maximum number of common shares which may be issued under Thomson Reuters’ employee stock purchase plans is 14,000,000. As of February 29, 2008, we had issued approximately 1.8 million common shares under these plans. In 2007, we made certain technical amendments to these plans related to plan operation.
The amendment provisions of the employee stock purchase plans are substantially similar to those of the stock incentive plan.
Retirement Benefits
The retirement benefits for Thomson Reuters will be designed to provide a competitive level of post-retirement income and strong incentive for executives to remain with Thomson Reuters throughout their careers.
Pension and retirement plans. For information about the pension plans and other retirement benefits applicable to our named executive officers, see the “Pension and Other Retirement Benefits” subsection of the “Executive Compensation” section of this circular.
U.S. employees’ 401(k) retirement savings plan. We maintain a 401(k) retirement savings plan that covers substantially all of our U.S. employees, including most of our senior executives and all of our named executive officers. This plan is a tax-qualified company-sponsored retirement savings plan under which participating employees may contribute up to 25% of their compensation on a combined before-tax or after-tax basis (16% for employees who are considered to be highly compensated). We also make a company matching contribution to amounts contributed by participating employees. During 2007, the maximum before-tax contribution that could be made by a participating employee was $15,500 per year (or $20,500 per year for certain participants age 50 and over). As of February 29, 2008, the plan had 17 different investment options, one of which was a company stock fund. Employees only contribute to the company stock fund if they have elected to do so. In 2007, we made certain technical amendments to this plan, primarily related to acquisitions and dispositions of businesses. For more information on company matching contributions made to our named executive officers, please see the “Summary Compensation Table” contained in this circular.
The maximum number of our common shares that may be issued under the plan is 9,000,000. As of February 29, 2008, we had issued 660,036 common shares under this plan.
The amendment provisions of the U.S. employees’ 401(k) retirement savings plan are substantially similar to those of the stock incentive plan.

PERQUISITES AND OTHER PERSONAL BENEFITS
We plan to continue to provide our named executive officers with perquisites and other personal benefits that we and the Human Resources Committee believe are reasonable and consistent with our overall compensation program to better enable the company to attract and retain superior employees for key positions. For our named executive officers, these perquisites and benefits will include executive medical coverage, use of company automobiles, use of corporate aircraft for business travel, tax preparation and financial planning assistance and payment of club dues. The Human Resources Committee will periodically review the level of perquisites and other personal benefits provided to the executive officers.
SHARE OWNERSHIP
We believe that the use of long-term equity-based incentive compensation programs further aligns the interests of our senior executives with those of our shareholders and enables them to share in our long-term growth and success. In 2002, we approved share ownership guidelines for some of our senior executives that require them to maintain an equity interest in our company with a value equal to a multiple of their salary. The highest current multiple is five times salary and the lowest is one times salary. The values of DSUs and common shares acquired pursuant to our deferred compensation plan, U.S. employees’ 401(k) retirement savings plan and employee stock purchase plans count toward meeting the share ownership guidelines. Unvested RSUs and PRSUs and all stock options do not count toward the guidelines. There is no longer a deadline for meeting the share ownership guidelines. Senior executives subject to our current share ownership guidelines must retain a specified percentage of the shares that they acquire (after applicable tax withholdings) through option exercises and the vesting of RSUs and PRSUs until they have met the share ownership guidelines. Mr. Harrington currently exceeds his share ownership guidelines. Messrs. Daleo, Smith and Wilens are currently required to retain 50% of the common shares that they acquire until they meet their share ownership guidelines. Ms. Rowlands is no longer subject to the share ownership guidelines as a result of her upcoming departure from our company.
The following table sets forth the applicable share ownership requirement and actual share ownership (each as a multiple of base salary) for our named executive officers except for Ms. Rowlands.

	Required share ownership –	Actual share ownership –
Name	base salary multiple	base salary multiple

Richard J. Harrington	5x	12.9x
Robert D. Daleo	3x	3.3x
James C. Smith	3x	2.5x
Michael E. Wilens	3x	2.3x
CHIEF EXECUTIVE OFFICER’S COMPENSATION
The structure of Mr. Harrington’s compensation has been similar to that of our other senior executives. In setting Mr. Harrington’s compensation, the Human Resources Committee has used the same philosophy and guiding principles described above and has referred to publicly disclosed executive compensation information to ascertain that the amount is competitive with amounts paid to chief executive officers of businesses of comparable size and in comparable markets. As Mr. Harrington has been based in the United States, the group of companies used for comparative purposes has represented a mix of primarily U.S. media and general industry companies including other information companies with which we compete.
Once the Reuters acquisition closes, Mr. Harrington will step down after more than 25 years of service to Thomson – almost 11 of them as CEO. When Mr. Harrington became CEO, Thomson was a holding company with businesses as different as newspapers and leisure travel. Today, Thomson is highly focused on being a world leader in information services for businesses and professionals. Mr. Harrington will be leaving a company that is strongly positioned to keep growing and creating shareholder value for many years to come as Thomson Reuters. For more information on Mr. Harrington’s expected role with Thomson Reuters, please see the “Agreements with Named Executive Officers” subsection of the “Executive Compensation” section of this circular.

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For 2007, Mr. Harrington received an increase in his annual salary, based on merit, of 3.8%. His resulting annual salary in 2007 was $1,474,000 (with $1,445,654 paid in 2007 due to a payroll timing change made during the year). Mr. Harrington’s base salary for 2008 is $1,530,000, representing a 3.8% increase from 2007. Mr. Harrington’s compensation also has included equity-based compensation awards under our stock incentive plan and annual and long-term incentive bonus awards. Similar to those of our other named executive officers, Mr. Harrington’s annual incentive bonus earned for 2007 was weighted 45% based on revenue growth, 45% based on growth of operating profit before amortization and 10% based on free cash flow growth. Mr. Harrington’s long-term cash incentive bonus earned for the three-year performance period which ended on December 31, 2007 was based on certain adjusted EPS targets. Based on our performance, Mr. Harrington earned a 2007 annual cash incentive bonus of $1,524,116 and a long-term cash incentive bonus of $1,706,400.
In February 2007, Mr. Harrington was granted 221,700 options and 35,500 PRSUs. As a result, Mr. Harrington’s long-term incentive opportunity was split approximately 50% between options and PRSUs. Mr. Harrington’s options vest 25% per year over a four-year period. Mr. Harrington’s PRSUs vest after approximately three years, and entitle him to receive Thomson common shares. Mr. Harrington’s PRSUs will also accumulate additional units based on notional equivalents of dividends paid on our common shares.
In February 2007, the Human Resources Committee made a special grant of 24,100 time-based RSUs to Mr. Harrington. All of these RSUs will vest in February 2009.
In February 2008, the Human Resources Committee made a special grant of 144,000 time-based RSUs to Mr. Harrington. One-third of these RSUs will vest in each of February 2009, 2010 and 2011.
The Human Resources Committee reviewed Mr. Harrington’s performance in 2007, considering strategic, financial and operational components. Under Mr. Harrington’s leadership in 2007:
•	Thomson repositioned its portfolio through the highly successful sale of Thomson Learning for proceeds of over $8 billion and by signing an agreement to acquire Reuters;
•	Revenues increased 11%, to $7.3 billion, driven by strong growth across all business segments. Organic revenue growth was 6%;
•	Our accelerated efforts to increase operational efficiency through a series of initiatives (THOMSONplus) continued in 2007; and
•	Mr. Harrington also was instrumental in initiating and implementing our organizational realignment which became effective on January 1, 2007, as well as other important senior management changes and succession planning. The Human Resources Committee believes that these and other changes have strengthened our senior management structure and succession planning and have established the right team to ensure our continued success following the expected closing of the proposed Reuters acquisition.
The Human Resources Committee believes that Mr. Harrington’s compensation structure is consistent with compensation programs offered by our significant competitors, aligns Mr. Harrington’s interests with those of our shareholders and appropriately compensates Mr. Harrington for our long-term success.
COMPOSITION OF THE HUMAN RESOURCES COMMITTEE
This report on executive compensation has been approved by the Human Resources Committee, the members of which are set out below.

Steven A. Denning (Chair)	Michael J. Sabia
W. Geoffrey Beattie	Richard M. Thomson
V. Maureen Kempston Darkes	John A. Tory
All of the Human Resources Committee members except for Messrs. Beattie and Tory have been determined by our board to be independent. Mr. Beattie is a director and an executive officer, and Mr. Tory is a director and former executive officer, of Woodbridge.

REPORT OF THE AUDIT COMMITTEE
The Audit Committee is responsible for assisting our board in fulfilling its oversight responsibilities in relation to the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our auditors, the performance of our internal audit function and independent auditors, and any additional matters delegated to the Audit Committee by our board.
In 2007, the Audit Committee met with various members of our senior management and internal audit team and PricewaterhouseCoopers LLP. In addition, the Audit Committee met regularly in separate sessions with representatives of PricewaterhouseCoopers LLP. In the course of fulfilling its mandate, the Audit Committee focused on several topics, which included:
•	reviewing and discussing the company’s annual and quarterly consolidated financial statements and related MD&A. The Audit Committee also reviewed other disclosures, including our earnings press releases and annual information form and annual report on Form 40-F;

•	reviewing the scope and plans for the audit of our company’s financial statements;

•	reviewing and approving fees to be paid to PricewaterhouseCoopers LLP for its services, as further described in the “Appointment of Auditors” subsection of the “Business of the Meeting” section of this circular;

•	discussing with PricewaterhouseCoopers LLP:
o	its independence from Thomson (and receiving disclosures from PricewaterhouseCoopers LLP in this regard),

o	all critical accounting policies and practices used or to be used by our company,

o	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative treatments and the treatment preferred by the auditors, and

o	all other matters required to be communicated under generally accepted auditing standards;
•	receiving periodic updates on our guidelines and policies with respect to risk assessment and risk management, including the steps and processes taken to monitor and control risks; and

•	receiving periodic updates from our Corporate Compliance and Audit Department on internal control over financial reporting and fraud-related matters.
In 2007, the Audit Committee also played a role in our management’s first report on internal control over financial reporting.
In February 2008, as part of its oversight role and in reliance upon its reviews and discussions as noted above, the Audit Committee reviewed and discussed with management its assessment and report on the effectiveness of the company’s internal control over financial reporting as of December 31, 2007, which was made using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission. The Audit Committee also reviewed and discussed with PricewaterhouseCoopers LLP its review and report on our internal control over financial reporting. The Audit Committee also recommended that PricewaterhouseCoopers LLP be re-appointed as our company’s independent auditors to serve until our next annual meeting of shareholders in 2009 and that our board submit this appointment to shareholders for approval at the 2008 annual meeting of shareholders.
Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee in its charter, the Audit Committee recommended that our board approve the filing of the audited consolidated financial statements, MD&A and annual information form for the year ended December 31, 2007 with the Canadian securities regulatory authorities, the filing of the Form 40-F for the year ended December 31, 2007 with the SEC, and the inclusion of the audited consolidated financial statements in the company’s annual report to shareholders for the year ended December 31, 2007.
This report has been approved by the Audit Committee, the members of which are set out below.

Vance K. Opperman (Chair)	John M. Thompson
Ron D. Barbaro	Richard M. Thomson
Roger L. Martin

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PERFORMANCE GRAPHS
The graph below compares the cumulative total shareholder return, assuming reinvestment of dividends, in C$100 invested in our shares on December 31, 2002 with the cumulative total return of the S&P/TSX Composite Index over the same period. A significant portion of our revenues is generated in U.S. dollars and our financial statements are expressed in U.S. dollars. As such, an appreciation of the Canadian dollar relative to the U.S. dollar can have an adverse effect on the value of our Canadian dollar-denominated common shares. In 2007, the Canadian dollar strengthened against the U.S. dollar for the fifth consecutive year.
CUMULATIVE VALUE OF A C$100 INVESTMENT
CUMULATIVE VALUE OF A US$100 INVESTMENT
The graph below compares the cumulative total shareholder return, assuming reinvestment of dividends, on US$100 invested in our shares on December 31, 2002 with the cumulative total return of the S&P 500 Index over the same period.

COMPENSATION OF DIRECTORS
DIRECTOR COMPENSATION
The following table reflects compensation earned by our non-management directors in 2007. The amounts are actual amounts earned in respect of 2007 in DSUs and cash, as further discussed below. Neither the Chairman (David Thomson) nor the Deputy Chairman (W. Geoffrey Beattie) received an attendance fee. Management directors (Messrs. Harrington and Daleo) did not receive compensation for their services as directors.

		Committee	Thomson Board	Committee
	Thomson Board	Chair	attendance	attendance
Name	retainer ($)	retainer ($)	fees ($)	fees ($)	Total fees ($)

David Thomson	500,000	–	–	–	500,000
W. Geoffrey Beattie	250,000	–	–	–	250,000
Ron D. Barbaro	80,000	–	13,000	19,000	112,000
Mary Cirillo	80,000	–	13,000	2,000	95,000
Steven A. Denning	80,000	10,000	12,000	5,000	107,000
V. Maureen Kempston Darkes	80,000	–	12,000	8,000	100,000
Roger L. Martin	80,000	–	13,000	16,000	109,000
Vance K. Opperman	80,000	10,000	13,000	16,000	119,000
Michael J. Sabia	80,000	–	12,000	4,000	96,000
John M. Thompson	80,000	10,000	11,000	15,000	116,000
Peter J. Thomson	80,000	–	13,000	–	93,000
Richard M. Thomson	80,000	–	13,000	21,000	114,000
John A. Tory	80,000	–	13,000	5,000	98,000

Total	1,630,000	30,000	138,000	111,000	1,909,000

In February 2008, we issued 100,000 RSUs to Mr. Beattie. One-third of the RSUs will vest in each of February 2009, 2010 and 2011 if Mr. Beattie is still a director or officer of our company on the vesting date. Mr. Beattie’s RSUs accumulate additional units based on notional equivalents of dividends paid on our common shares.

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SUMMARY OF DIRECTOR COMPENSATION ARRANGEMENTS
Compensation for our directors is designed to attract and retain highly talented, committed and experienced directors. We believe that directors must be competitively compensated, taking into account the size and complexity of our company.
The table below sets forth the annual retainers that will be paid to non-management directors of Thomson Reuters following completion of the proposed Reuters acquisition. Directors will not receive attendance fees. In establishing the compensation arrangements for directors of Thomson Reuters, the factors we considered included the increased size, scope and complexity of Thomson Reuters, the greater time commitment required of directors (including more board meetings and travel to and from board meetings and site visits), the compensation levels for boards of directors of U.S. and UK companies and our desire to adopt a flat fee structure.

	($)

Annual retainer for directors	150,000
Annual retainer for Audit Committee Chair	20,000
Annual retainer for Human Resources Committee Chair	20,000
Annual retainer for Corporate Governance Committee Chair	10,000
Annual retainer for Chairman	600,000
Annual retainer for Deputy Chairmen	300,000	[1]

[1]	Mr. FitzGerald will also receive RSUs annually with a value at the time of issue equal to the difference between £600,000 and $300,000. He will not receive a separate retainer for serving as Chair of the Corporate Governance Committee.
Deferred Share Units
To further align the interests of directors of Thomson Reuters with those of its shareholders, non-management directors will participate in a share plan under which they will have the option to receive their annual retainer and other amounts payable for their services on the Thomson Reuters board in the form of DSUs, common shares of Thomson Reuters Corporation or cash. Non-management directors will be encouraged to receive at least one-third of amounts payable to them in DSUs. A DSU is a bookkeeping entry credited to an account maintained for each eligible director, and will have the same value as one Thomson Reuters Corporation common share. If a director elects to receive any portion of his or her annual retainer or other remuneration in the form of shares, the amount (net withholding taxes) will be used to buy shares in the open market. If a director elects to receive DSUs, units representing the value of Thomson Reuters Corporation common shares will be credited to the director’s account. DSUs will be paid to a director by December 15 of the calendar year following termination of board service. Payment will be made in Thomson Reuters Corporation common shares or cash (net of withholding taxes), based on the market value of Thomson Reuters Corporation common shares on the date of payment. DSUs accumulate additional units based on notional equivalents of dividends paid on Thomson Reuters Corporation common shares.
In 2007, all but three of our directors who participate in our existing share plan received 100% of their fees in DSUs.
Share Ownership Guidelines
Following completion of the proposed Reuters acquisition, directors will be encouraged to hold common shares of our company, ordinary shares of Thomson Reuters PLC and/or DSUs having a value equal to five times their annual retainer within five years from the date of their initial appointment to the Thomson Reuters board.
Director Expenses
Directors are reimbursed for reasonable travel and out-of-pocket expenses incurred in connection with their duties as directors.

INDEBTEDNESS OF OFFICERS, DIRECTORS AND EMPLOYEES
As at March 20, 2008, there was no indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) of the officers, current directors, initial directors of Thomson Reuters, employees and former officers, directors and employees of our company and our subsidiaries owing to our company or any of our subsidiaries.
DIRECTORS’ AND OFFICERS’ INDEMNIFICATION AND INSURANCE
Directors of Thomson Reuters will be indemnified by both our company and Thomson Reuters PLC to the extent permitted by applicable laws and regulations.
Under the Business Corporations Act (Ontario), a corporation may indemnify a present or former director or officer or an individual who acts or acted at the corporation’s request as a director or officer or in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director in respect of any civil, criminal, administrative, investigative or other proceeding to which the director is involved because of that association with the corporation or other entity, provided that the individual acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of the other entity for which the individual acted at the corporation’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his or her conduct was lawful.
Under the UK Companies Act, a company may not directly or indirectly indemnify a director of a company in connection with any negligence, default, breach of duty or breach of trust by the director in relation to the company unless the indemnity constitutes a “qualifying third party indemnity provision”. An indemnity will be a “qualifying third party indemnity provision” for the purposes of the UK Companies Act provided that it does not indemnify the director against any liability the director incurs:
•	to the company or to an associated company (an associated company is, in effect, a company in the same group);

•	to pay a criminal fine or a regulatory penalty;

•	in defending criminal proceedings in which the director is convicted;

•	in defending civil proceedings brought by the company, or an associated company, in which judgment is given against the director; or

•	in an unsuccessful application for relief from liability under the UK Companies Act.
Thomson Reuters will maintain a directors’ and officers’ liability insurance policy that will provide protection for its directors and officers against liability incurred by them in their capacities as such. We expect that this policy will provide for a limit of at least $100 million for each claim and $100 million in the aggregate and that there will be no deductible for this coverage. The insurance will apply in circumstances where Thomson Reuters may not indemnify its directors and officers for their acts or omissions. Premiums paid by Thomson Reuters relating to directors’ and officers’ liability insurance are expected to be between $2 million and $3.5 million per annum.
We have in the past maintained an agreement with Woodbridge under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals substantially on the same terms and conditions as would apply under a directors’ and officers’ insurance policy. In 2007, we paid Woodbridge a fee of $750,000, which was less than the premium that we would have paid for commercial insurance. This arrangement with Woodbridge was a related party transaction that was reviewed by our Corporate Governance Committee. Following completion of the proposed Reuters acquisition, this agreement will be terminated and replaced by the insurance policy described above.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The following statement of corporate governance practices outlines the corporate governance policies and practices of Thomson Reuters and provides certain information about our company’s corporate governance practices during the year ended December 31, 2007.
SUMMARY OF CORPORATE GOVERNANCE POLICIES AND PRACTICES
Corporate Governance
The Thomson Reuters board will maintain a corporate governance structure that is generally consistent with the best practice recommendations of the Canadian securities regulatory authorities, the provisions of the UK Combined Code on Corporate Governance and the rules of the SEC giving effect to the provisions of the Sarbanes-Oxley Act of 2002. In addition, the corporate governance structure of Thomson Reuters will comply with most of the corporate governance listing standards of the NYSE and Nasdaq, notwithstanding that, as “foreign private issuers”, our company and Thomson Reuters PLC are exempt from most of those standards.
Thomson Reuters’ governance structure will permit the Thomson Reuters board to responsibly supervise the management of the business and affairs of Thomson Reuters. The Thomson Reuters board’s principal responsibilities will be strategic planning, risk identification and financial, human resources, legal and regulatory oversight.
We believe that sustainable value creation for all shareholders will be fostered through a board that is informed and engaged and that functions independently of management. Responsibility for Thomson Reuters’ governance structure will lie, in the first instance, with the Corporate Governance Committee, and more generally with the Thomson Reuters board. The Thomson Reuters board practices will be set out in corporate governance guidelines, which the Corporate Governance Committee will review annually, together with the committee charters. The corporate governance guidelines will deal with issues such as the Thomson Reuters board’s duties and responsibilities, share ownership requirements and conflicts of interest, and are analogous to a Thomson Reuters board mandate. The guidelines and committee charters will be publicly available on Thomson Reuters’ website following completion of the proposed Reuters acquisition. In addition, a copy of the draft Thomson Reuters corporate governance guidelines is attached to this circular as Annex A. Our current corporate governance guidelines and committee charters are publicly available in the “Investor Relations” section of our website, www.thomson.com.
Board and Committee Composition
The boards of Thomson Reuters Corporation and Thomson Reuters PLC will comprise the same individuals. The Thomson Reuters board composition and procedures and those of its committees will ensure that the Thomson Reuters board functions independently of management. Position descriptions for the Chairman and for the chair of each committee (including the senior independent director of Thomson Reuters PLC) will be approved by the Thomson Reuters board and will help ensure the independent operations of the Thomson Reuters board and its committees.
In January of each year, the Thomson Reuters board will have meetings focused principally on the operating plan for the current year. In addition to addressing key initiatives, the operating plan will address opportunities, risks, competitive position, financial projections and other key performance indicators for Thomson Reuters. Separate meetings later in the year will be devoted solely to broader strategic considerations for the business of Thomson Reuters. These strategy sessions will allow the directors of Thomson Reuters to discuss and shape Thomson Reuters’ priorities and objectives. Throughout the year, the directors will be updated on the strategic progress as part of regular Thomson Reuters board and committee meetings.
At the conclusion of all Thomson Reuters board meetings, the non-management directors will meet as a group. One of the Deputy Chairmen will chair these meetings and inform management of their substance to the extent that action is appropriate or required.

Independent directors of Thomson Reuters will meet at least once each year without management directors or directors affiliated with Woodbridge. These meetings, which will follow a regularly scheduled Thomson Reuters board meeting, will be chaired by the Chair of the Corporate Governance Committee. The Chair of the Corporate Governance Committee will develop the agenda for these meetings, although discussion need not be limited to it. The agenda will generally address any issues that might be specific to a public corporation with a controlling shareholder. The Chair of the Corporate Governance Committee will report to the Chairman on the substance of these meetings to the extent that action is appropriate or required and will be available for consultation with the independent directors as required. One such meeting of our independent directors took place in 2007 and was presided over by John M. Thompson.
To assist the Thomson Reuters board in operating independently of management, Thomson Reuters will also have a Secretary to the Thomson Reuters board who will report directly to the Chairman and the Deputy Chairmen and who will also act as secretary to each of the committees of the Thomson Reuters board.
The Thomson Reuters board will periodically consider the principal financial, accounting, legal, operational and other risks facing Thomson Reuters and the steps that management is taking to monitor and mitigate these risks. The Thomson Reuters board will also periodically receive reports on Thomson Reuters’ operating activities, as well as reports on certain non-operational matters, including corporate governance, taxation, pension and treasury matters. Thomson Reuters will have a secure intranet site for the Thomson Reuters board that will be used to distribute information and to foster communication among directors and between directors and senior management.
The Thomson Reuters board will have complete access to members of Thomson Reuters’ management and directors and will be encouraged to raise any questions or concerns directly with management. The Thomson Reuters board and its committees may invite any member of senior management, employee, outside advisor or other person to attend or report at any of their meetings.
The Thomson Reuters board and any of its committees will be able to retain an outside advisor at any time at the expense of Thomson Reuters and will have the authority to determine the advisor’s fees and other retention terms. Individual directors will be able to retain an outside advisor at the expense of Thomson Reuters subject to notifying the Corporate Governance Committee in advance. It is expected that the Human Resources Committee will retain an independent consulting firm to advise it on compensation matters relating to senior management. The independent consulting firm will also review executive compensation programs and provide guidance and analysis on plan design and market trends and practices. The Human Resources Committee is also expected to utilize and rely upon independent market survey data provided by an independent consulting firm regarding executive compensation for organizations of comparable size and scope with which Thomson Reuters is most likely to compete for executive talent.
Independent Directors
10 of the 15 initial directors of Thomson Reuters will be independent. In determining independence, we examined and relied on the applicable definitions of “independent” in the NYSE listing standards, Nasdaq listing standards, Canadian Securities Administrators’ National Instrument 58-101 and the UK Combined Code on Corporate Governance. We have also reviewed the results of questionnaires completed by each individual who will be an initial director.
•	One of the initial directors (Tom Glocer) is not independent because he will be the Chief Executive Officer of Thomson Reuters.
•	Four of the initial directors (David Thomson, W. Geoffrey Beattie, Peter J. Thomson and John A. Tory) are not independent because they are directors and current or former executive officers of Woodbridge, the controlling shareholder of Thomson Reuters. None of these individuals will be a member of Thomson Reuters’ executive management team.
•	The remaining 10 initial directors of Thomson Reuters will be independent.
Pursuant to applicable rules, the Chairman is not considered independent because he is an executive officer of Woodbridge. As Chairman, David Thomson will seek to ensure that the Thomson Reuters board operates independently of senior management of Thomson Reuters. The Chairman will be responsible for establishing the agenda for Thomson Reuters board meetings, ensuring that the Thomson Reuters board and its committees have the necessary resources to support their work (in particular, accurate, timely and relevant information), and maintaining an effective relationship between the Thomson Reuters board and senior management.

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Under the corporate governance guidelines to be adopted by the Thomson Reuters board following completion of the proposed Reuters acquisition, a director will not be considered independent unless the Thomson Reuters board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the Thomson Reuters board will consider all relevant facts and circumstances, including that in the normal course of business, Thomson Reuters will provide services to, and receive services from, companies that some of the independent directors are affiliated with. For example, various in-house legal departments of a number of these companies subscribe to Thomson Legal’s Westlaw service. We believe these types of relationships are immaterial. In particular, we acknowledge that Messrs. Denning and Thompson are also directors of companies that our company has a relationship with, but have determined that these relationships are not material and do not preclude a finding of independence.
•	Mr. Denning is a director of Hewitt Associates Inc. In February 2005, we entered into an agreement with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. When we initially entered into the agreement, we expected to pay Hewitt an aggregate of $115 million over a five-year period. This agreement was subsequently renegotiated and extended in September 2006. Under the new terms, we expect to pay Hewitt an aggregate of $165 million over a 10-year period. In 2007, we paid Hewitt $11 million for its services. Mr. Denning did not participate in negotiations related to the agreement and has refrained from deliberating and voting on any matters relating to Hewitt Associates Inc. by our company’s Human Resources Committee and board of directors.
•	Mr. Thompson is the non-executive independent Chairman of the board of The Toronto-Dominion Bank. In the normal course of business, our company has a banking relationship with The Toronto-Dominion Bank and one of the bank’s affiliates has served as a dealer for our company’s recent offerings of debt securities in the United States.
In February 2008, our board conducted its annual assessment of the independence of each of its members based on the application of the Canadian and U.S. criteria described above. After considering a wide variety of factors and information disclosed by each director, our board determined that nine of the 15 current directors serving on the board are independent. The reason four of the current directors (Messrs. Beattie, D. Thomson, P. Thomson and Tory) are not independent is discussed above. In addition, Messrs. Harrington and Daleo are considered not to be independent because they are members of senior management of Thomson.
Controlled Company
The NYSE and Nasdaq corporate governance listing standards require a listed company to have, among other things, a majority of independent directors on its board of directors and solely independent directors on its compensation committee and nominating/corporate governance committee. These rules permit a “controlled company” to be exempt from these requirements. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. Controlled companies are not, however, exempt from the requirement that the audit committee must be comprised solely of independent directors and the requirement to hold executive sessions of non-management directors.
We believe it is appropriate for directors affiliated with Woodbridge to serve on committees of the Thomson Reuters board apart from the Audit Committee and anticipate that the Thomson Reuters board will approve Thomson Reuters’ reliance on the controlled company exemption to do so.
Our company currently relies on the controlled company exemption on the same basis as described above.
Committees
The Thomson Reuters board will operate with three committees, each of which will have a written charter modeled on our existing committee charters. The charters will be reviewed annually by the relevant committee and the Corporate Governance Committee, which may make recommendations to the Thomson Reuters board for changes. These charters will be publicly available in the “Investor Relations” section of Thomson Reuters’ website, following completion of the proposed Reuters acquisition. Our current committee charters are publicly available in the “Investor Relations” section of our website, www.thomson.com.

Following completion of the proposed Reuters acquisition, the Thomson Reuters board composition and committee membership will be as set forth in the table below.

	Audit	Corporate Governance	Human Resources
Director	Committee	Committee	Committee

David Thomson
W. Geoffrey Beattie		•	•
Niall FitzGerald, KBE		Chair	•
Tom Glocer
Mary Cirillo		•	•
Steven A. Denning			Chair
Lawton Fitt	•
Roger L. Martin	•
Sir Deryck Maughan		•
Ken Olisa	•
Richard L. Olver			•
Vance K. Opperman	Chair
John M. Thompson	•	•
Peter J. Thomson
John A. Tory			•
Audit Committee
The Audit Committee will be responsible for assisting the Thomson Reuters board in fulfilling its oversight responsibilities in relation to: (i) the integrity of financial statements and other financial information relating to Thomson Reuters; (ii) compliance with risk management, and legal and regulatory requirements; (iii) the qualifications, independence and performance of the independent auditors; (iv) the adequacy and effectiveness of Thomson Reuters’ internal control over financial reporting and disclosure controls and procedures; (v) the effectiveness of the internal audit function; and (vi) any additional matters delegated to the Audit Committee by the Thomson Reuters board.
The Audit Committee will be responsible for the hiring of the independent auditors, and will communicate directly with the independent auditors and the officer in charge of internal audit. The Audit Committee will also be responsible for overseeing management reporting and internal control systems. The Audit Committee will adopt a policy regarding pre-approval of all audit and permissible non-audit services to be performed by the independent auditors.
The Audit Committee will adopt procedures for the receipt, retention and treatment of complaints received by Thomson Reuters regarding accounting, internal accounting controls, auditing matters, and disclosure controls and procedures, as well as procedures for the confidential, anonymous submission of concerns by employees of Thomson Reuters regarding questionable accounting, internal accounting controls, auditing matters or disclosure controls and procedures. These procedures will be set forth in the Thomson Reuters Code of Business Conduct and Ethics, described below under “Code of Business Conduct and Ethics”.
All members of the Audit Committee will be financially literate in accordance with applicable Canadian, U.S. and UK securities rules. We have determined that, following completion of the Reuters acquisition, no member of the Audit Committee will qualify as an “audit committee financial expert” (within the meaning of applicable SEC rules) or meet applicable tests for accounting or related financial management expertise within the meaning of NYSE, Nasdaq and UK Combined Code provisions. However, we consider that, collectively,

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the members of the Audit Committee will have the requisite skills and experience to properly discharge their responsibilities and anticipate that the Thomson Reuters board will consider these qualifications in future nominations to the Thomson Reuters board and appointments to the Audit Committee.
A further description of matters relating to our Audit Committee, along with a copy of the written charter of the Audit Committee, is set forth in Section 9, “Directors and Officers” and Schedule A, respectively, of our company’s annual information form for the year ended December 31, 2007.
Following completion of the proposed Reuters acquisition, the Audit Committee will comprise Vance K. Opperman (Chair), Lawton Fitt, Roger L. Martin and Ken Olisa, all of whom are independent. In 2007, the Audit Committee comprised Vance K. Opperman (Chair), Ron D. Barbaro, Roger L. Martin, John M. Thompson and Richard M. Thomson, all of whom were independent. The Audit Committee met eight times in 2007.
Corporate Governance Committee
The Corporate Governance Committee will be responsible for assisting the Thomson Reuters board in fulfilling its oversight responsibilities in relation to: (i) Thomson Reuters’ overall approach to corporate governance; (ii) the size, composition and structure of the Thomson Reuters board and its committees, including the nomination of directors; (iii) induction and continuing education for directors; (iv) related party transactions and other matters involving actual or potential conflicts of interest; and (v) any additional matters delegated to the Corporate Governance Committee by the Thomson Reuters board. The Corporate Governance Committee will also be responsible for reviewing directors’ compensation to ensure that it is competitive and appropriately compensates directors for the responsibilities and risks involved in being an effective director. To this end, the Corporate Governance Committee will periodically review director compensation in the marketplace. The Corporate Governance Committee will review the position descriptions for the Chairman and the chair of each committee and the senior independent director of Thomson Reuters PLC and recommend any amendments to the Thomson Reuters board. The Chair of the Corporate Governance Committee will perform the functions of a “senior independent director” of Thomson Reuters PLC for the purposes of the UK Combined Code.
Following completion of the proposed Reuters acquisition, the Corporate Governance Committee will comprise Niall FitzGerald (Chair), W. Geoffrey Beattie, Mary Cirillo, Sir Deryck Maughan and John M. Thompson, all of whom are independent except for Mr. Beattie. In 2007, the Corporate Governance Committee comprised John M. Thomson (Chair), Ron D. Barbaro, W. Geoffrey Beattie, Mary Cirillo and V. Maureen Kempston Darkes, all of whom were independent except for Mr. Beattie. The Corporate Governance Committee met three times in 2007.
Human Resources Committee
The Human Resources Committee will be responsible for assisting the Thomson Reuters board in fulfilling its oversight responsibilities in relation to: (i) the compensation of the Chief Executive Officer and senior management; (ii) the selection and retention of senior management; (iii) planning for the succession of senior management; (iv) professional development for senior management; (v) the management of pension and significant benefit plans for employees; and (vi) any additional matters delegated to the Human Resources Committee by the Thomson Reuters board.
The Human Resources Committee will assist the Thomson Reuters board in setting objectives each year for the Chief Executive Officer. The Human Resources Committee will evaluate the performance of the Chief Executive Officer against these objectives at year end. The Human Resources Committee will report to the full board on the objectives for the forthcoming year and the performance against objectives in the preceding year. The Human Resources Committee will maintain a written position description for the Chief Executive Officer.
Following completion of the proposed Reuters acquisition, the Human Resources Committee will comprise Steven A. Denning (Chair), W. Geoffrey Beattie, Niall FitzGerald, Mary Cirillo, Richard L. Olver and John A. Tory, all of whom are independent except for Messrs. Beattie and Tory. In 2007, the Human Resources Committee comprised Steven A. Denning (Chair), W. Geoffrey Beattie, V. Maureen Kempston Darkes, Michael J. Sabia, Richard M. Thompson and John A. Tory, all of whom were independent except for Messrs. Beattie and Tory. The Human Resources Committee met five times in 2007.

Board, Committee and Director Assessment Process
The Corporate Governance Committee will oversee an annual structured review of the effectiveness of the Thomson Reuters board and its committees modeled on our company’s annual structured review. Questionnaires addressing issues such as supervision of senior management, strategic planning, risk management, financial reporting, disclosure, governance and conduct of board and committee meetings will be developed annually and given to directors. The individual responses, which will be confidential, will be consolidated by the Secretary to the Thomson Reuters board and reported to the Corporate Governance Committee and the Thomson Reuters board. A process for the assessment of individual directors will also be overseen by the Corporate Governance Committee.
Director Qualifications and Board Size
The Corporate Governance Committee will be responsible for assessing the skills and competencies of current directors and those areas that could complement the operations of the Thomson Reuters board, the need for new directors and their preferred experience and qualifications. The Corporate Governance Committee will also be responsible for maintaining an understanding of the anticipated tenure of current directors, and the experience, needs and areas of expertise of the Thomson Reuters board as a whole. The Corporate Governance Committee will recommend candidates for initial board membership and board members for re-nomination. Recommendations will be based on character, integrity, judgment, business experience, record of achievement and any other skills and talents that would enhance the Thomson Reuters board and overall management of the business and affairs of Thomson Reuters. As necessary, the Corporate Governance Committee will retain an executive search firm to identify and evaluate potential director candidates in light of the Corporate Governance Committee’s assessment of the Thomson Reuters board’s composition.
We are of the view that the optimal size for the Thomson Reuters board for effective decision-making and committee work is 14 to 16 members and that it may need to increase beyond that from time to time in anticipation of retirements of board members.
Director Recruitment, Induction and Education
The Corporate Governance Committee will maintain an ongoing assessment of the Thomson Reuters board’s composition with respect to experience, qualifications and other factors.
New directors will be provided with induction materials describing Thomson Reuters’ business, its corporate governance structure and related policies and information. New directors will also have meetings with the Chairman, Deputy Chairmen, Chief Executive Officer, Chief Financial Officer and other executive officers, including the heads of Thomson Reuters’ major businesses. Early in their tenure, opportunities will be provided to new directors to visit some of the major facilities and meet with operations management. The Thomson Reuters board’s secure website, monthly management reports and other means of communication will provide directors with information to ensure their knowledge and understanding of the business of Thomson Reuters remain current.
To facilitate ongoing education, the directors will be entitled to attend external continuing education opportunities at the expense of Thomson Reuters. The Corporate Governance Committee will be responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.
Majority Voting Policy
The Thomson Reuters board will adopt a policy, modeled on our company’s current policy, which provides that if a director does not receive the support of a majority of the votes cast at the annual meetings of shareholders of Thomson Reuters, the director will tender his or her resignation to the Chairman of the Thomson Reuters board, to be effective when accepted by the Thomson Reuters board. The Corporate Governance Committee will consider the director’s offer to resign and make a recommendation to the Thomson Reuters board as to whether to accept it. The Thomson Reuters board will have 90 days from the annual meeting to make and publicly disclose its decision.

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Director Attendance
Directors are expected to attend all meetings of our company’s board and the Thomson Reuters board, following completion of the proposed Reuters acquisition, including committee meetings, if applicable, and annual meetings of shareholders.
In 2007, our board met 13 times. Six of our 10 scheduled board meetings were held in person. Three additional telephonic meetings were held during the year. The following table sets forth the attendance of our directors at board and committee meetings in 2007.

Meetings attended
Director	Board	Committee

David K.R. Thomson	12 of 13	N/A
W. Geoffrey Beattie	12 of 13	8 of 8
Richard J. Harrington	13 of 13	N/A
Ron D. Barbaro	13 of 13	11 of 11
Mary Cirillo	13 of 13	2 of 3
Robert D. Daleo	13 of 13	N/A
Steven A. Denning	12 of 13	5 of 5
V. Maureen Kempston Darkes	12 of 13	8 of 8
Roger L. Martin	13 of 13	8 of 8
Vance K. Opperman	13 of 13	8 of 8
Michael J. Sabia	12 of 13	4 of 5
John M. Thompson	11 of 13	9 of 11
Peter J. Thomson	13 of 13	N/A
Richard M. Thomson	13 of 13	13 of 13
John A. Tory	13 of 13	5 of 5
Transactions Involving Directors or Officers
In the case of any potential or actual conflict of interest, each director or executive officer will be required to inform the Thomson Reuters board. Unless otherwise expressly determined by the Thomson Reuters board or relevant committee of the Thomson Reuters board, a director or officer who has a conflict of interest in a matter before the Thomson Reuters board or such committee must not attend any part of a meeting during which the matter is discussed or participate in any vote on the matter and may be required to take other steps to avoid the conflict of interest. Related party transactions will be considered by the Corporate Governance Committee or, where appropriate, a special committee of independent directors.
Code of Business Conduct and Ethics
Thomson Reuters will adopt a Code of Business Conduct and Ethics, modeled on our company’s current code of conduct, that will apply to all employees, directors and officers, including the Chief Executive Officer, Chief Financial Officer and principal accounting officer/controller, of Thomson Reuters. All employees, directors and officers are required to submit an acknowledgement that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to promote further a culture of ethical business conduct throughout Thomson Reuters, we contemplate that many employees will be required to take a mandatory online training course related to the Code. The Corporate Governance Committee will receive a report regarding the Code from the General Counsel of Thomson Reuters after the end of 2008.

In 2007, no material violations by directors or executive officers were reported for our Code of Business Conduct and Ethics. Also, no waivers under the Code were sought by or granted to our directors or executive officers in 2007.
A current copy of our Code is available on our website, www.thomson.com, as well as www.sedar.com and www.sec.gov. A copy of the Thomson Reuters Code will be available on Thomson Reuters’ website following completion of the proposed Reuters acquisition.
Corporate Communications
As part of the governance structure of Thomson Reuters, the Thomson Reuters board will ensure that appropriate policies and procedures are in place so that inquiries or other communications from shareholders, analysts and the media to management are answered by the investor relations and media relations professionals or referred to an appropriate person in Thomson Reuters. Senior executives will meet regularly with financial analysts and institutional investors, and Thomson Reuters’ earnings conference calls will be broadcast live via webcast and will be accessible to interested shareholders, the media and members of the public. Presentations given by senior executives at investor conferences will be promptly made public on Thomson Reuters’ website. The Thomson Reuters board will review and approve the contents of major disclosure documents, including the quarterly and annual financial statements and related MD&A and the annual report.
COMMUNICATIONS WITH THE BOARD
Shareholders and other interested parties may contact our board or our non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them c/o Secretary to the Board of Directors, The Thomson Corporation, Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1 Canada or by e-mail at board.secretary@thomson.com. In 2007, David Thomson presided over our board meetings. Mr. Beattie and Mr. Thompson presided over meetings of our non-management directors and independent directors, respectively.
Following completion of the proposed Reuters acquisition, shareholders and other interested parties should write to c/o Secretary to the Board of Directors, Thomson Reuters, 65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8, Canada.
SHARE REPURCHASE PROGRAM
Our company has filed a notice of intention to make a normal course issuer bid to enable us to purchase up to 15,000,000 common shares. The notice provides that our company may purchase these shares between May 7, 2007 and May 6, 2008 at prevailing market prices in amounts and at times to be determined by our company. We may make purchases through the TSX or the NYSE. Common shares that we purchase under the bid are cancelled. In 2007, we repurchased approximately 4.17 million common shares. A copy of the notice may be obtained without charge from our Investor Relations Department at the address listed below.
After the closing of the transaction, Thomson Reuters plans to maintain the flexibility to repurchase either common shares of Thomson Reuters Corporation or ordinary shares of Thomson Reuters PLC. Information about any Thomson Reuters share repurchase programs will be publicly disclosed.

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ADDITIONAL INFORMATION
In addition to being available at our website, www.thomson.com, our Code of Business Conduct and Ethics, corporate governance guidelines and committee charters are also available in print to any shareholder who requests a copy in writing to: The Thomson Corporation, Attention: Investor Relations Department, Metro Center, One Station Place, Stamford, Connecticut 06902, United States. Requests may also be sent by e-mail to investor.relations@thomson.com.
The Thomson Reuters Code of Business Conduct and Ethics, corporate governance guidelines and committee charters are available in print to any shareholder who requests a copy in writing to: Thomson Reuters Corporation, Attention: Investor Relations Department, Metro Center, One Station Place, Stamford, Connecticut 06902, United States. Following completion of the proposed Reuters acquisition, these documents will also be available on Thomson Reuters’ website.
Financial information about our company is provided in our consolidated financial statements and MD&A for the year ended December 31, 2007. You can obtain copies of these financial statements and our MD&A by contacting our Investor Relations Department by mail or e-mail as indicated in the paragraph immediately above. You can also find these financial statements and MD&A on our website, www.thomson.com.
Additional information relating to our company, including our other continuous disclosure materials, is available on our website, www.thomson.com, the Canadian Securities Administrators’ website, www.sedar.com, and in the EDGAR section of the SEC’s website at www.sec.gov. Following completion of the proposed Reuters acquisition, these materials will also be available on Thomson Reuters’ website.
DIRECTORS’ APPROVAL
THE THOMSON CORPORATION
The contents and mailing to shareholders of this circular have been approved by the board of directors of our company.
David W. Binet
Secretary to the Board
Toronto, Ontario
March 28, 2008

Annex A –
Thomson Reuters
Corporate Governance Guidelines
1.	GENERAL

Thomson Reuters Corporation, Thomson Reuters PLC and their respective subsidiaries operate as a unified group known as Thomson Reuters pursuant to a dual listed company structure. Under that structure, Thomson Reuters Corporation and Thomson Reuters PLC have a unified board of directors and management. The term “Board” in these guidelines refers to the board of directors of each of Thomson Reuters Corporation and Thomson Reuters PLC.

The Board believes that sound corporate governance practices are essential to the well-being of Thomson Reuters and the promotion and protection of its shareholders’ interests. The Board oversees the functioning of Thomson Reuters’ governance system, in part, through the work of its Corporate Governance Committee.

The Board has adopted these guidelines, which reflect Thomson Reuters’ commitment to high standards of corporate governance, to assist the Board in supervising the management of the business and affairs of Thomson Reuters as required under applicable law and stock exchange rules and requirements.

The fundamental responsibility of the Board is to supervise the management of the business and affairs of Thomson Reuters with a view to sustainable value creation for all shareholders. The Board promotes fair reporting, including financial reporting, to shareholders of Thomson Reuters and other interested persons as well as ethical and legal corporate conduct through an appropriate system of corporate governance, internal control over financial reporting and disclosure controls and procedures. The Board believes that Thomson Reuters is best served by a board of directors that functions independently of management and that is informed and engaged.

The Corporate Governance Committee will review these guidelines annually, or more often if warranted, and recommend to the Board such changes as it determines necessary and appropriate in light of Thomson Reuters’ needs and legal, regulatory and other developments.

2.	BOARD COMPOSITION

(a)	Board Membership Criteria

The Corporate Governance Committee is responsible for assessing the need for new directors, the preferred experience and qualifications for new directors, and the skills and competencies that the Board, its committees, individual directors and candidates should possess. The Corporate Governance Committee recommends candidates for initial Board membership and Board members for renomination. Recommendations are based on character, integrity, judgment, business experience, record of achievement and any other skills and talents which would enhance the Board and overall management of the business and affairs of Thomson Reuters. Each director must have an understanding of Thomson Reuters’ principal operational and financial objectives, plans and strategies, financial position and performance and the performance of Thomson Reuters relative to its principal competitors. Directors must be able to dedicate sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with Board membership. Directors who change their principal occupation are expected to advise the Corporate Governance Committee and, if determined appropriate by the Corporate Governance Committee, resign from the Board.

(b)	Director Independence

The Board’s composition and procedures are designed to permit it to function independently from management and to promote and protect the interests of all shareholders. The Board believes that, except during periods of temporary vacancies, no fewer than half of its members should be independent.

The Board determines whether a director is independent. In determining independence, the Board relies on the applicable definitions in National Instrument 58-101 — Disclosure of Corporate Governance Practices, the UK Combined Code on Corporate Governance, the New York Stock Exchange (“NYSE”) listing standards and the Nasdaq listing standards. Generally, an independent director means a director who has been affirmatively determined by the Board to have no “material relationship” with Thomson Reuters. In determining the independence of directors, the Board considers all relevant facts and circumstances, including that in the normal course of business, Thomson Reuters provides services to, and receives services from, companies that some of the independent directors are affiliated with.

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The Board reviews the independence of all directors on an annual basis and publicly discloses its determinations. Directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships that may affect the Board’s determination as to their independence.

(c)	Board Size

The Board is currently of the view that its optimal size for effective decision-making and committee work is 14 to 16 members, and that its size may vary from time to time because of or in anticipation of retirements from the Board.

(d)	Term

All directors are elected or appointed until the next annual meetings of shareholders or until they resign or their successor is elected or appointed.

The Board does not believe it should establish term limits or mandatory retirement ages for its members as such limits may deprive Thomson Reuters and its shareholders of the contributions of members who have been able to develop, over time, valuable insights into Thomson Reuters, its strategy and business operations.

(e)	Majority Voting Policy

The Board has adopted a majority voting policy which provides that if a director does not receive the support of a majority of votes cast at the annual meetings of shareholders, the director must tender his or her resignation, to be effective when accepted by the Thomson Reuters Board. The Corporate Governance Committee will consider the director’s offer to resign and make a recommendation to the Board as to whether to accept it.

(f)	Board Succession

The Corporate Governance Committee is responsible for maintaining a succession plan for the Board that is responsive to Thomson Reuters’ needs and the interests of its shareholders.

(g)	Service on Other Boards and Audit Committees

The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere with and are not incompatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chairman or a Deputy Chairman in advance of accepting an invitation to serve on the board of another public company and, as a general rule, directors are not allowed to join a board of another public company on which two or more other directors of Thomson Reuters serve.

Members of the Audit Committee may not serve on the audit committees of more than two other public companies without the prior approval of the Board.

3.	BOARD RESPONSIBILITIES

Directors have a duty to act honestly and in good faith with a view to the best interests of Thomson Reuters. In fulfilling its responsibilities, the Board is responsible for the following matters:

(a)	Appointment and Supervision of the Chief Executive Officer and Senior Management

The Board appoints and supervises the Chief Executive Officer and other members of Thomson Reuters’ senior management, approves their compensation and, as permitted by applicable law, delegates to senior management responsibility for the day-to-day operations of Thomson Reuters.

The Board will satisfy itself that a process is in place to provide for the development, evaluation and succession of the Chief Executive Officer and other members of senior management. The Board maintains a position description for the Chief Executive Officer.

The Board will satisfy itself as to the integrity of the Chief Executive Officer and other members of senior management, including confirming that the Chief Executive Officer and other members of senior management maintain a culture of integrity throughout Thomson Reuters.

(b)	Strategic Planning and Risk Management

The Board will establish and maintain Thomson Reuters’ mission, values, long-term strategic goals, performance objectives and operational policies. In this regard, the Board will:
•	adopt a strategic planning process and review and approve, on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

•	review and approve on an annual basis a business plan developed with management which includes rigorous but realistic goals;

•	approve strategic and operational policies within which management will operate in relation to capital expenditures, acquisitions and dispositions, disclosure and communications, finance and investment, risk management, human resources, internal control over financial reporting, disclosure controls and procedures and management information systems;

•	set annual corporate and management performance targets;

•	confirm that a system is in place to identify the principal risks facing Thomson Reuters and its businesses and that appropriate procedures and systems are in place to monitor, mitigate and manage such risks; and

•	confirm that processes are in place for Thomson Reuters and its businesses to address and comply with applicable legal, regulatory, corporate, securities and other compliance matters.
(c)	Financial Reporting and Management
The Board will:

•	review and oversee the integrity of Thomson Reuters with regard to its compliance with applicable audit, accounting and financial reporting requirements;

•	approve the annual and interim consolidated financial statements of Thomson Reuters Corporation that serve as Thomson Reuters’ primary financial statements and related management’s discussion and analysis;

•	approve the annual and interim consolidated financial statements of Thomson Reuters PLC that are prepared by Thomson Reuters to comply with UK regulatory and filing requirements;

•	approve annual operating and capital budgets;

•	confirm the integrity of Thomson Reuters’ internal controls and management information systems;

•	approve Thomson Reuters’ dividend policy; and

•	review operating and financial performance results relative to established strategies, plans, budgets and objectives.

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(d)	Disclosure and Communications
The Board will satisfy itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders. In this regard, the Board will periodically review Thomson Reuters’ corporate disclosure policy and will confirm that a process is in place to disclose all material information in compliance with Thomson Reuters’ timely disclosure obligations and to prevent market abuse, whether by way of selective disclosure of material information to analysts, institutional investors, market professionals and others or otherwise.
(e)	Corporate Governance
The Board will:
•	develop Thomson Reuters’ approach to corporate governance, including establishing appropriate principles and guidelines relating to corporate governance that are specifically applicable to Thomson Reuters and practices to facilitate the Board’s independence;

•	establish committees and approve their respective charters and the limits of authority delegated to each committee;

•	establish appropriate processes for the regular evaluation of the effectiveness of the Board and its committees;

•	approve the nomination of directors;

•	review the adequacy and form of directors’ compensation to confirm that it realistically reflects the responsibilities and risks involved in being a director;

•	arrange for non-management directors to meet at least quarterly without management present and for independent directors to meet at least annually; and

•	ensure that sufficient funds are available for its effective operation and that of its committees.
(f)	Observance of Reuters Trust Principles
The Board will satisfy itself that Thomson Reuters observes and upholds the Reuters Trust Principles.
(g)	Approval of Certain Other Matters

The Board must itself approve those matters which may not be delegated by the Board under applicable corporate law including, among others, the issuance of securities of Thomson Reuters Corporation or Thomson Reuters PLC (except in the manner and on terms authorized by the Board), the declaration of dividends, the repurchase or redemption of shares of Thomson Reuters Corporation or Thomson Reuters PLC and matters relating to the adoption, repeal or amendment of the by-laws of Thomson Reuters Corporation or Thomson Reuters PLC. The Board may also reserve to itself the right to approve certain matters notwithstanding the delegation to senior management of the authority to manage the business of Thomson Reuters.

4.	CONTROLLING SHAREHOLDER
Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors and in that sense have voting interests in Thomson Reuters. As of •, 2008, The Woodbridge Company Limited (“Woodbridge”), a private company that is the primary investment vehicle for members of the family of the late First Lord Thomson of Fleet, has an economic and voting interest in Thomson Reuters of approximately 53% and is the controlling shareholder of Thomson Reuters.

Woodbridge’s primary investment is its investment in Thomson Reuters. It actively monitors Thomson Reuters as a controlling shareholder. In its involvement with Thomson Reuters, Woodbridge focuses principally on the following matters:
•	corporate governance, including the effectiveness of the Board;

•	the appointment of the Chief Executive Officer and other members of senior management and related succession planning;

•	the development of the long-term business strategy of Thomson Reuters and assessment of its implementation; and

•	capital strategy.
With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.
5.	CHAIRMAN
The Board will in each year elect from among its members a Chairman who is not the Chief Executive Officer or otherwise a member of Thomson Reuters’ senior management.

The Chairman is principally responsible for overseeing the operations and affairs of the Board. The Board maintains a position description for the Chairman.
6.	DEPUTY CHAIRMAN
The Board will in each year elect from among its members one or more Deputy Chairmen who are not the Chief Executive Officer or otherwise members of senior management.

Each Deputy Chairman is responsible for assisting the Chairman in fulfilling his duties and for performing additional duties requested by the Board.
7.	SENIOR INDEPENDENT DIRECTOR
The Board will in each year elect from among its independent directors a Senior Independent Director.

The Senior Independent Director is responsible for chairing meetings of the independent directors and performing additional duties requested by the Board. The Board maintains a position description for the Senior Independent Director.
8.	SECRETARY TO THE BOARD
The Board will appoint an individual who is not a member of senior management to act as the Secretary to the Board.

The Secretary to the Board is responsible for assisting the Chairman and the Deputy Chairmen in managing the operations and affairs of the Board and for performing additional duties requested by the Chairman, the Deputy Chairmen or the Board or any of its committees. The Secretary to the Board reports directly to the Chairman and the Deputy Chairmen.

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Corporate Governance Guidelines
9.	BOARD COMMITTEES
(a)	General
The Board carries out its responsibilities directly and through the following committees and such other committees as it may establish from time to time: the Audit Committee, the Corporate Governance Committee and the Human Resources Committee.

(b)	Composition

All committees are comprised solely of directors who are not members of management and who are selected by the Board on the recommendation of the Corporate Governance Committee. Thomson Reuters believes it is appropriate for directors who are affiliated with Woodbridge to serve on committees apart from the Audit Committee and the Board has approved Thomson Reuters’ reliance on the “controlled company” exemption in the NYSE and the Nasdaq listing standards to do so. Members of the Audit Committee must be independent and are subject to the additional requirements that they may not (i) accept directly or indirectly any consulting, advisory, or other compensatory fee from Thomson Reuters, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), or (ii) be an “affiliated person” of Thomson Reuters (within the meaning of applicable law). Each member of the Audit Committee must be “financially literate” (within the meaning of applicable law).

(c)	Chair

The Audit Committee, Corporate Governance Committee and the Human Resources Committee are each chaired by an independent director who is selected by the Board on the recommendation of the Corporate Governance Committee. The chair of each committee is responsible for determining the agenda, frequency and conduct of committee meetings. The Board maintains a position description for the committee chairs.

(d)	Charters

Each committee has its own charter that sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. On an annual basis, each committee’s charter is reviewed by both the committee itself and the Corporate Governance Committee and is also reviewed and approved by the Board. Copies of each charter are posted on the Thomson Reuters website.

10.	BOARD AND COMMITTEE MEETINGS

(a)	Scheduling

Board meetings are scheduled in advance at appropriate intervals throughout the year. In addition to regularly scheduled Board meetings, additional Board meetings may be called upon proper notice at any time to address specific needs of Thomson Reuters. The Board may also take action from time to time by unanimous written consent. A Board meeting may be called by the Chairman, a Deputy Chairman, the Chief Executive Officer or any two directors.

Each committee meets as often as it determines is necessary to fulfill its responsibilities. A meeting of any committee may be called by the chair or any other member of the committee, the Chairman, a Deputy Chairman, the Chief Executive Officer or the secretary to the committee.

Board meetings are held in a manner and at a location determined by the Chairman and meetings of each committee are held in a manner and at a location determined by the committee chair. The Board generally meets at least once a year at the offices of one of Thomson Reuters’ businesses so that directors may meet operating management and develop a deeper understanding of a particular business group.

(b)	Agenda

The Chairman establishes the agenda for each Board meeting in consultation with the Deputy Chairmen, the other directors, the Secretary to the Board and the Chief Executive Officer. Any director may propose the inclusion of items on the agenda or at any Board meeting raise subjects that are not on the agenda for that meeting.

Committee chairs establish the agenda for each committee meeting. Any committee member may propose the inclusion of items on the agenda or at any committee meeting raise subjects that are not on the agenda for the meeting.

(c)	Meetings of Non-Management and Independent Directors

To facilitate the Board’s independence, non-management directors meet as a group after each Board meeting without management present. Non-management directors may also meet without management present at such other times as appropriate. One of the Deputy Chairmen will chair these meetings and inform management of their substance to the extent that action is appropriate or required. At least annually, the independent directors meet separately. The Senior Independent Director chairs these meetings and informs the Chairman of the substance of these meetings to the extent that action is appropriate or required.

(d)	Distribution of Information

Information that is important to the Board’s understanding of the business and its meeting agenda is distributed to the Board before it meets. Sensitive subject matters may be discussed at a meeting without written materials being distributed in advance or at the meeting. The Board periodically receives reports on the operating activities of Thomson Reuters, as well as reports on certain non-operational matters, including corporate governance, insurance, pensions and treasury matters. Thomson Reuters maintains a secure intranet site for directors, which is used to distribute information and to foster communication among directors and between directors and Thomson Reuters’ senior management.

(e)	Preparation, Attendance and Participation

Each director is expected to prepare adequately for and attend all meetings of the Board and any committee of which he or she is a member. A director who is unable to attend a Board or committee meeting in person may participate by telephone or teleconference.

(f)	Procedures

Procedures for Board meetings are determined by the Chairman unless otherwise determined by the by-laws of Thomson Reuters Corporation or Thomson Reuters PLC or by a resolution of the Board.

Procedures for committee meetings are determined by the chair of the committee unless otherwise determined by the by-laws of Thomson Reuters Corporation or Thomson Reuters PLC or by a resolution of the committee or the Board.

11.	DIRECTOR COMPENSATION

Compensation for directors of Thomson Reuters is designed to attract and retain highly talented, committed and experienced directors. The Board believes that directors must be competitively compensated, taking into account the size and complexity of Thomson Reuters. The Corporate Governance Committee is responsible for reviewing directors’ compensation to ensure that it is competitive and consistent with the responsibilities and risks associated with being an effective director and, to this end, periodically reviews directors’ compensation in the marketplace.

Non-management directors have the option to receive all or any portion of their annual retainer in the form of deferred share units, Thomson Reuters Corporation common shares or cash. If a director elects to receive any portion of his or her annual retainer or other remuneration in the form of shares, the amount (net of withholding taxes) is used to buy shares on the open market. If a director elects to receive deferred share units, units representing the value of Thomson Reuters Corporation common shares are credited to the director’s account based on the market value of a Thomson Reuters Corporation common share. Deferred share units are paid to the director by December 15 of the calendar year following termination of Board service. Payment will be made in Thomson Reuters Corporation common shares or cash (net of withholding taxes), based on the market value of the Thomson

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Reuters Corporation common shares on the date of payment. Deferred share units also accumulate additional units based on notional equivalents of dividends paid on Thomson Reuters Corporation common shares. The Board believes that this plan further aligns the interests of directors with the interests of other shareholders.

The Chairman and each of the Deputy Chairmen receives an annual retainer. The Chief Executive Officer does not receive additional compensation for serving as a director.

12.	REIMBURSEMENT OF EXPENSES

Directors are reimbursed by Thomson Reuters for reasonable travel and out-of-pocket expenses incurred in connection with their duties as directors. The Corporate Governance Committee periodically reviews expenses submitted for reimbursement.

13.	SHARE OWNERSHIP GUIDELINES

The Board believes that meaningful share ownership by directors and senior executive officers is in the best interest of Thomson Reuters because it further aligns the interests of directors and senior executive officers of Thomson Reuters with those of its shareholders.

(a)	Directors

Directors are encouraged to hold common shares of Thomson Reuters Corporation, ordinary shares of Thomson Reuters PLC and/or deferred share units having a value equal to at least five times the amount of the annual directors’ retainer within five years from the date of their initial election or appointment to the Board.

(b)	Senior Executive Officers

The Chief Executive Officer is expected to hold common shares of Thomson Reuters Corporation, ordinary shares of Thomson Reuters PLC and/or deferred share units having a value equal to at least five times his or her annual base salary. The other senior executive officers of Thomson Reuters are expected to hold common shares of Thomson Reuters Corporation, ordinary shares of Thomson Reuters PLC and/or deferred share units having a value equal to a multiple of their annual base salary depending on their position with Thomson Reuters.

The Chief Executive Officer and the other executive officers of Thomson Reuters do not have a deadline by which to meet the share ownership guidelines. They are, however, expected to retain a specified percentage of the common shares of Thomson Reuters Corporation and/or ordinary shares of Thomson Reuters PLC that they acquire (after applicable tax withholdings) through option exercises and the vesting of restricted share units until they have met the share ownership guidelines. The Chief Executive Officer is currently expected to retain 100% of the common shares of Thomson Reuters Corporation and/or ordinary shares of Thomson Reuters PLC that he or she acquires and the other executive officers of Thomson Reuters are expected to retain 50% of the common shares of Thomson Reuters Corporation and/or ordinary shares of Thomson Reuters PLC that they acquire until they meet the share ownership guidelines.

14.	DIRECTOR INDUCTION AND CONTINUING EDUCATION

New directors receive induction materials describing the Thomson Reuters business, its corporate governance structure and related policies and information. New directors also have meetings with the Chairman, Deputy Chairmen, Chief Executive Officer and Chief Financial Officer and other executive officers, including the heads of Thomson Reuters’ major businesses. Early in their tenure, new directors are provided with the opportunity to visit major facilities and meet with operating management.

The Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities. Directors may attend continuing education programs at Thomson Reuters’ expense.

15.	BOARD ACCESS TO MANAGEMENT AND ADVISORS

The Board has complete access to members of Thomson Reuters’ management and directors are encouraged to raise any questions or concerns directly with management. The Board and its committees may invite any member of senior management, employee, outside advisor or other person to attend or report at any of their meetings.

In carrying out their duties, the Board and any of its committees may at any time retain an outside advisor at the expense of Thomson Reuters and have the authority to determine the advisor’s fees and other retention terms. Individual directors may retain an outside advisor at the expense of Thomson Reuters subject to notifying the Corporate Governance Committee in advance.

16.	PERFORMANCE ASSESSMENTS

The Board, acting through the Corporate Governance Committee, annually reviews the effectiveness of the Board, each director and each Board committee in fulfilling their responsibilities and duties. The Corporate Governance Committee also annually reviews the performance of the Chairman, the Deputy Chairmen and the chair of each of the Board committees.

17.	CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a Code of Business Conduct and Ethics. The Board expects all directors, officers and employees of Thomson Reuters to conduct themselves in accordance with the highest ethical standards and to adhere to the Code. Any waiver of the Code for directors or executive officers may only be made by the Board or one of its committees and will be disclosed by Thomson Reuters to the extent required by law, regulation or stock exchange rules and requirements.

18.	PROHIBITION ON PERSONAL LOANS

Thomson Reuters does not extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any director or executive officer.

19.	INDEMNIFICATION AND INSURANCE

Directors are indemnified by Thomson Reuters Corporation and Thomson Reuters PLC to the extent permitted by applicable laws and regulations.

Thomson Reuters maintains insurance for the benefit of its directors and officers against any liability incurred by them. The amount and terms of the insurance coverage are dependent upon prevailing market conditions and practices with the objective of adequately protecting directors and officers from such liability.

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20.	CONFLICTS OF INTEREST

Each director is required to inform the Board of any potential or actual conflict of interest he or she may have with Thomson Reuters. A director who has a conflict of interest in a matter before the Board or a committee must not attend any part of a meeting during which the matter is discussed or participate in any vote on the matter, except where the Board or the committee has expressly determined that it is appropriate for him or her to do so and may be required to take other steps to avoid the conflict.

To avoid potential conflicts of interest, interlocking directorships are not allowed. Interlocking directorships occur where a member of senior management of Thomson Reuters serves on the board or as a trustee of a company or institution that employs a director of Thomson Reuters.

21.	TO CONTACT THE BOARD AND ITS COMMITTEES

The Board welcomes input and comments from shareholders of Thomson Reuters. You may contact one or more members of the Board or its committees by writing to the Secretary to the Board at:

Thomson Reuters Board of Directors c/o David W. Binet, Secretary to the Thomson Reuters Board of Directors Thomson Reuters 65 Queen Street West, Suite 2400 Toronto, Ontario M5H 2M8 Canada

The Thomson Corporation
Metro Center, One Station Place,
Stamford, Connecticut 06902
United States
Tel 203.539.8000
Suite 2706, Toronto Dominion Bank Tower,
P.O. Box 24, Toronto-Dominion Centre,
Toronto, Ontario M5K 1A1 Canada
Tel 416.360.8700